Eletrobras

Management Proposal & Call Notice 170th AGE

ELET3 & ELET6
NÍVEL 1
BOVESPA BRASIL

EBR & EBR.B
LISTED NYSE

LATIBEX
XELTO & XELTB

Pacto Global
Rede Brasileira

Índice de Governança Corporativa Trade IGCT

Management Proposal & Call Notice | 170th Extraordinary General Meeting

CONTENTS

INVITATION

CALL NOTICE

MANAGEMENT PROPOSAL FOR 170th EXTRAORDINARY GENERAL MEETING

1            Procedures inherent to this Extraordinary General Meeting

2            Clarifications on the Matters to be discussed in the Agenda

3            The Managers’ Conclusion

LIST OF DOCUMENTS AVAILABLE TO THE SHAREHOLDERS

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Special Shareholders’ Meeting

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS invites all its shareholders to attend to its 170th Extraordinary General Meeting, as follows:

Date: February 8, 2018.

Time (Brasília): 14:00.

Place: Eletrobras Head Office, SCN Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 6th floor – Ed. Venâncio 3000, Asa Norte, Zip Code: 70716-900, Brasília-DF.

Matters to be discussed:

1. To approve the sale of all shares, except 1 (one) common share, issued by Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 113,779,871.99 (One Hundred and Thirteen Million, Seven Hundred and Seventy-Nine Thousand, Eight Hundred and Seventy-One Brazilian Reais and Ninety-Nine cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

2. To approve, as long as item 1 disclosed above is not approved, the dissolution and liquidation of Eletroacre;

3. To approve, since the sale referred to in Item 1 disclosed above is approved, that Eletrobras assumes the rights of Eletroacre, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 296,167 thousand (Two Hundred Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 08, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

4. To approve the sale of all shares, except 1 (one) common share, issued by Centrais Elétricas de Rondônia S.A (hereinafter referred to as “Ceron”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 1,872,522,463.42 (One Billion, Eight Hundred and Seventy-Two Million, Five Hundred Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

Management Proposal & Call Notice | 170th Special Shareholders’ Meeting

5. To approve, as long as item 4 disclosed above is not approved, the dissolution and liquidation of Ceron;

6. To approve, since the sale referred to in Item 4 disclosed above is approved, that Eletrobras assumes the rights of Ceron, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 3,847,293 thousand (Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

7. To approve the sale of all shares, except 1 (one) common share, issued by Boa Vista Energia S.A (hereinafter referred to as “Boa Vista Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distributoion Company in capital increase by Eletrobras, at an amount up to BRL 342,120,486.20 (Three Hundred and Forty-Two Million, One Hundred and Twenty Thousand, Four Hundred and Eighty-Six Brazilian Reais and Twenty cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

Management Proposal & Call Notice | 170th Extraordinary General Meeting

8. To approve, as long as item 7 disclosed above is not approved, the dissolution and liquidation of Boa Vista Energia;

9. To approve, since the sale referred to in Item 7 disclosed above is approved, that Eletrobras assumes the rights of Boa Vista Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 278,360 thousand (Two Hundred and Seventy-Eight Million, Three Hundred and Sixty Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

10. To approve the sale of all shares, except 1 (one) common share, issued by Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12783/2013 and in accordance with the conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in capital increase by Eletrobras, amounting up to BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents), provided that: (i) the unbundling of generation and transmission activities from the distribution activities of Amazonas Distribuidora de Energia S.A., with the transfer of Amazonas Geração e Transmissão S.A. to Eletrobras, happens until March 2, 2018, without any additional assumption of obligations by Eletrobras, in addition to those set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; (ii) Amazonas Energia, prior to the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in the capital increase referred to in this item 10, transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A. - Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its debts and whose amount will be deducted from the adjustment amount of BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents); and  (iii) that there is recognition by the regulatory agencies, the Granting Power and/or by judicial means in a final decision, of the right to full reimbursement by the Sectoral Funds CCC - Fossil Fuel Account and/or CDE - Economic Development Account, "take or pay" and "ship or pay" costs established in the Gas Supply Contract no. OC-1902/2006 and its amendments, according to Law no. 12111/2009.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

11. To approve, as long as item 10 disclosed above is not approved, the dissolution and liquidation of Amazonas Energia;

12. To approve, since the sale referred to in Item 10 disclosed above is approved, that Eletrobras assumes the rights of Amazonas Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 4,055,549 thousand (Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

13. To approve the sale of all shares, except 1 (one) common share, issued by Companhia Energética do Piauí (hereinafter referred to as “Cepisa”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council- CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

14. To approve, as long as item 13 disclosed above is not approved, the dissolution and liquidation of Cepisa;

15. Approving the sale of all shares, except 1 (one) common share, issued by Companhia Energética de Alagoas (hereinafter referred to as “Ceal”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), provided that there is execution and judicial homologation connected to the payment of salary differences arising out of Bresser Plan, in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

16. To approve, as long as item 15 disclosed above is not approved, the dissolution and liquidation of Boa Vista Energia;

17. To approve, according to Decree No. 1,091 of March 21, 1994, the free assignment, by Eletrobras, of the preemptive right to subscribe new shares to be issued by the distribution campanies, which transfers of controlling interest were approved under the terms of Items 1, 4, 10, 13 and 15 disclosed above, under the scope of the capital increase to be performed by the new controlling shareholder(s), winner(s) of the Privatization Auctions, to employees and retirees of the respective distribution companies, as provided for under the Resolution of the Investment Partnership Program Council – CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

18. To delegate powers to the Eletrobras’ Board of Directors to resolve on the exercise of Eletrobras' option to increase the interest, up to 30% (thirty percent), in the capital of the Distribution Companies whose controlling interest’s transfers were approved, under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, within the term of up to 6 (six) months, counted as of the date of execution of the respective controlling interest transfer agreement, as set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments of the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; and

19.  To approve the adoption of measures for liquidation and dissolution of the distribution companies which transfers of controlling interests were not approved under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, in case of non-compliance with the conditions set forth in items 10 and 15  disclosed above or the term established by the 169th Extraordinary General Meeting for the signing of the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The Company prepared this Management Proposal comply with the good corporate governance practices and transparency requirements, aiming to guide and enlighten all Shareholders about the matters to be deliberated upon, hereby placing its Investor Relations Department at disposal to clear up any additional doubts.

Support Channels

Av. Presidente Vargas, 409 – 9th floor - Edifício Herm Stoltz

Rio de Janeiro – Zip Code: 20.071-003
Website: www.eletrobras.com/elb/ri

Email: ombudsman-ri@eletrobras.com
Phone:(+55 21) 2514-6333|2514-4627
Fax: (+55 21) 2514-5964

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ n. 00.001.180/0001-26

CALL NOTICE

We call on the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras to meet at the Company's headquarters in Brasilia, SCN Setor Comercial Norte, Quadra 6, Suite A, Block A, 6th floor - Ed.  Venâncio 3000, Asa Norte, Zip Code: 70716-900, Brasília-DF, on February 8, 2018, at 2 p.m., at the Extraordinary General Meeting.

1. To approve the sale of all shares, except 1 (one) common share, issued by Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 113,779,871.99 (One Hundred and Thirteen Million, Seven Hundred and Seventy-Nine Thousand, Eight Hundred and Seventy-One Brazilian Reais and Ninety-Nine cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

2. To approve, as long as item 1 disclosed above is not approved, the dissolution and liquidation of Eletroacre;

3. To approve, since the sale referred to in Item 1 disclosed above is approved, that Eletrobras assumes the rights of Eletroacre, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 296,167 thousand (Two Hundred Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 08, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

4. To approve the sale of all shares, except 1 (one) common share, issued by Centrais Elétricas de Rondônia S.A (hereinafter referred to as “Ceron”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 1,872,522,463.42 (One Billion, Eight Hundred and Seventy-Two Million, Five Hundred Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

5. To approve, as long as item 4 disclosed above is not approved, the dissolution and liquidation of Ceron;

6. To approve, since the sale referred to in Item 4 disclosed above is approved, that Eletrobras assumes the rights of Ceron, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 3,847,293 thousand (Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

7. To approve the sale of all shares, except 1 (one) common share, issued by Boa Vista Energia S.A (hereinafter referred to as “Boa Vista Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distributoion Company in capital increase by Eletrobras, at an amount up to BRL 342,120,486.20 (Three Hundred and Forty-Two Million, One Hundred and Twenty Thousand, Four Hundred and Eighty-Six Brazilian Reais and Twenty cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

8. To approve, as long as item 7 disclosed above is not approved, the dissolution and liquidation of Boa Vista Energia;

9. To approve, since the sale referred to in Item 7 disclosed above is approved, that Eletrobras assumes the rights of Boa Vista Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 278,360 thousand (Two Hundred and Seventy-Eight Million, Three Hundred and Sixty Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

10. To approve the sale of all shares, except 1 (one) common share, issued by Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12783/2013 and in accordance with the conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in capital increase by Eletrobras, amounting up to BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents), provided that: (i) the unbundling of generation and transmission activities from the distribution activities of Amazonas Distribuidora de Energia S.A., with the transfer of Amazonas Geração e Transmissão S.A. to Eletrobras, happens until March 2, 2018, without any additional assumption of obligations by Eletrobras, in addition to those set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; (ii) Amazonas Energia, prior to the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in the capital increase referred to in this item 10, transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A. - Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its debts and whose amount will be deducted from the adjustment amount of BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents); and  (iii) that there is recognition by the regulatory agencies, the Granting Power and/or by judicial means in a final decision, of the right to full reimbursement by the Sectoral Funds CCC - Fossil Fuel Account and/or CDE - Economic Development Account, "take or pay" and "ship or pay" costs established in the Gas Supply Contract no. OC-1902/2006 and its amendments, according to Law no. 12111/2009.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

11. To approve, as long as item 10 disclosed above is not approved, the dissolution and liquidation of Amazonas Energia;

12. To approve, since the sale referred to in Item 10 disclosed above is approved, that Eletrobras assumes the rights of Amazonas Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 4,055,549 thousand (Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

13. To approve the sale of all shares, except one (1) common share, issued by Companhia Energética do Piauí (hereinafter referred to as “Cepisa”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council- CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

14. To approve, as long as item 13 disclosed above is not approved, the dissolution and liquidation of Cepisa;

15. Approving the sale of all shares, except 1 (one) common share, issued by Companhia Energética de Alagoas (hereinafter referred to as “Ceal”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), provided that there is execution and judicial homologation connected to the payment of salary differences arising out of Bresser Plan, in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

16. To approve, as long as item 15 disclosed above is not approved, the dissolution and liquidation of Boa Vista Energia;

17. To approve, according to Decree No. 1,091 of March 21, 1994, the free assignment, by Eletrobras, of the preemptive right to subscribe new shares to be issued by the distribution campanies, which transfers of controlling interest were approved under the terms of Items 1, 4, 10, 13 and 15 disclosed above, under the scope of the capital increase to be performed by the new controlling shareholder(s), winner(s) of the Privatization Auctions, to employees and retirees of the respective distribution companies, as provided for under the Resolution of the Investment Partnership Program Council – CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

18. To delegate powers to the Eletrobras’ Board of Directors to resolve on the exercise of Eletrobras' option to increase the interest, up to 30% (thirty percent), in the capital of the Distribution Companies whose controlling interest’s transfers were approved, under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, within the term of up to 6 (six) months, counted as of the date of execution of the respective controlling interest transfer agreement, as set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments of the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; and

19.  To approve the adoption of measures for liquidation and dissolution of the distribution companies which transfers of controlling interests were not approved under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, in case of non-compliance with the conditions set forth in items 10 and 15  disclosed above or the term established by the 169th Extraordinary General Meeting for the signing of the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The Company prepared this Management Proposal comply with the good corporate governance practices and transparency requirements, aiming to guide and enlighten all Shareholders about the matters to be deliberated upon, hereby placing its Investor Relations Department at disposal to clear up any additional doubts.

Pursuant to paragraph one of article 126 of Federal Law No. 6,404/76, as amended (the “Brazilian Corporations Law") and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

The Company clarifies that, considering the option established in paragraph two of article 21-A of CVM Instruction No. 481, dated December 17, 2009, as amended (“CVM Instruction No. 481/2009”), it shall offer to this Extraordinary General Meeting a mechanism for remote voting.

As established in the procedures presented in CVM Instruction No. 481/2009, in the Company’s Reference Form, and in the instructions stated in the Management Proposal for the Extraordinary General Meeting called hereunder, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company at the Company’s website (www.eletrobras.com/ri/assembleiasacionistas), the Securities Commission – CVM’s website (www.cvm.gov.br) and B3’s website (www.b3.com.br).

The Shareholder or his legal representative, aiming to ensure admission to the Special Shareholder’s Meeting, pursuant to article 5th of CVM Instruction No. 481/2009 shall be required to submit the following documents:

•                    Official identification document with a photo, legally recognized as such in the Brazilian territory, within its period of validity, in the case of an individual;

•                    Certified photocopy of the latest corporate document (bylaws or articles of association), in the case of a legal entity, and of the instrument that vests directors, officers, and/or representatives with powers sufficient to represent in the Extraordinay General Meeting;

•                    Original or certified photocopy of the power of attorney granted and formalized in the manner prescribed by law, by the shareholder;

•                    The original shareholding position statement, provided by the depositary institution or custody, identifying the condition of shareholder; and

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

•                    In case of investment funds, the representative shall prove that he is a trustee of the fund or an attorney-in-fact duly appointed to the fund, pursuant to the provisions of the Law.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by Decree No. 8,660, of January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Pursuant to the sole paragraph of article 19 of the Company's Bylaws, the documents evidencing the condition of shareholder and due representation shall be submitted up to 72 (seventy-two) hours prior to the Extraordinary General Meeting called hereby, at the Investor Relations Superintendence – DFR, Department of Market Information and Compulsory Loan – DFRM, at Avenida Presidente Vargas, 409 – 9th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 p.m. and from 2 p.m. to 5 p.m.  The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting called hereunder.

Resolutions at this Extraordinary General Meetings shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

Shareholders may receive, at the Investor Relations Department – DRF, at the Market Information and Compulsory Loan Service Department – DFRM, and at the websites of the Company (www.eletrobras.com/ri/assembleiasacionistas), of the Securities Commission – CVM (www.cvm.gov.br) and Bolsa, Brasil, Balcão S.A. – B3 (www.b3.com.br), all documentation connected to the matter that shall be deliberated at the Extraordinary General Meeting, under the terms of the Brazilian Corporations Law and CVM Instruction No. 481/2009.

Brasília, December 28, 2017

José Guimarães Monforte

Chairman of the Board of Directors

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

MANAGEMENT PROPOSAL FOR 170th EXTRAORDINARY GENERAL MEETING

1         Procedures inherent to this Extraordinary General Meeting

To facilitate the understanding and attendance of the Shareholders to the above-mentioned Extraordinary General  Meeting, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting.

1.1       Installation of the Extraordinary General Meeting

Pursuant to article 125 of Law No. 6,404/1976 (the “Brazilian Corporations Law"), in order to call the Extraordinary General Meeting to order on first call, it is necessary that shareholders and/or their legal representatives holding at least 25% (twenty-five percent) of the Company's voting capital duly attend.

If this percentage is not reached, a new call notice shall be sent at least 8 (eight) days in advance, after which the Extraordinary General Meeting shall be called with the presence of any number of shareholders.

1.2       Qualification and Participation in the Extraordinary General  Meeting

In order to participate in the Extraordinary General Meeting, the Shareholders shall prove the capacity of holders of shares issued by the Company, by submitting the following documents:

(a)     statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholder participation, dated up to two (2) days before the date of the Extraordinary General Meeting; and

(b)     original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person; or

(c)      power of attorney, duly granted under the terms of the law and/or corporate documents of the shareholder, with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

(d)      certified photocopy of the latest corporate document of the respective shareholders and act that vests in the representative powers enough for representation under the scope of the Special Shareholders’ Meeting, duly registered with competent agencies, accompanied by the respective publications, in the case of legal entity;

For the purposes of the documents described in item (d), the Company will accept (i) Bylaws and corporate contracts, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration organ or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically regarding the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives, and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case of legal entities with representatives that are not appointed in the Bylaws/corporate contracts or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration organ.

In case of investment funds, the representative shall prove that he is an administrator of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by Decree No. 8,660, of January 29, 2016, the Company shall dismiss the consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Pursuant to the first paragraph of article 19 of the Company's Bylaws, the documents evidencing the condition of shareholder and due representation shall be submitted up to 72 (seventy-two) hours prior to the Extraordinary General Meeting called hereby, at the Investor Relations Superintendence – DFR, Department of Market Information and Compulsory Loan – DFRM, at Avenida Presidente Vargas, 409 – 9th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, Zip Code 20071-003, from 8 a.m. to 12 p.m. and from 2 p.m. to 5 p.m.

1.3       Representation in the Extraordinary General Meeting

Pursuant to paragraph 1 of article 126 of the Brazilian Corporate Law and the decision of the I. CVM Board in CVM case RJ-2014/3578, issued on November 4, 2014, a shareholder may be represented at the Extraordinary General Meeting called hereunder in the following manners: (a) if an individual, by a proxy appointed within the last year, as per the Brazilian Corporate Law; (b) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code and the Brazilian Corporate Law; and (c) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

1.4       Remote Voting

As provided in CVM Instruction No. 481/2009, Eletrobras shall make available to the Extraordinary General Meeting called hereunder the possibility of participating remotely by means of the Remote Voting Ballot, a template of which is attached to this Proposal in the form of its Annex 15 ("Voting Ballot").

In order to participate in the Extraordinary General Meeting in this modality, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Recording Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction No. 481/2009; or, also, (iii) directly to the Company.

In this regard, Eletrobras informs that the recording agent of its shares, namely, Banco Bradesco S.A., (“Recording Agent”), in accordance with the agreement signed with the Company, will receive the Voting Ballot of the shareholders of the Company in all of its bank branches scattered all over the national territory, observing the procedures established by the Recording Agent. The shareholders or their representatives shall go to any bank branch of the Recording Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Furthermore, it is worth mentioning that in accordance with CVM Instruction No. 481/2009, the custody agents may, but are not required to receive the Voting Ballot of the shareholders of the Company. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, if they choose to, send the Voting Ballot directly to this agents.

Also, pursuant to CVM Instruction No. 481/2009, the shareholders may also send the Voting Ballot directly to the Company, and, in this case, they shall observe the following rules:

(i)          the Voting Ballot will only be received by the Company when it is sent physically, via postal service, addressed to the Investor Relations Superintendence of the Company – DFR, situated in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, 409, Centro, 9th floor, Zip Code 20071-003, or when sent through e-mail, to the following address: ombudsman-ri@eletrobras.com, and the originals, in the latter case, be forwarded to the Company before the date estimated for holding the Extraordinary General Meeting called hereunder.

(ii)         the Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act.

(iii)        the Voting Ballot sent directly to the Company shall be accompanied by the documentation that proves the capacity of shareholder or of legal representative of the signatory shareholder, observing, therefore, the requirements and formalities indicated in items 1.2 and 1.3 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation, will not be considered valid, and, as a consequence, will not be processed by the Company.  However it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction No. 481/2009.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The Voting Ballot that is received by the Recording Agent, by the Custody Agent (as applicable) and/or by the Company will be admitted, if within the period of 7 (seven) calendar days that precedes the date of the Extraordinary General Meeting, under the terms of Article 21-B of CVM Instruction No. 481/2009.

The Voting Ballot that is delivered after this period will be deemed invalid and will not be processed by the Company.

After the expiration of the above-mentioned deadline, if there remain unfilled items of the Voting Bulletins presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters, in accordance with Circular CVM/SEP/01/2017.

The remote Voting Report is targeted at the shareholders who shall adopt the modality of Remote Voting, under the terms of CVM Instruction 481/09.

The shareholders holding American Depositary Receipts (“ADR’s”) shall refer to the Proxy Card of the Depositary Bank.

2         Clarifications on the Matters to be discussed in the Agenda

In compliance with the Brazilian Corporations Law and with CVM Instruction No. 481/2009, find below the explanations of the Management about the matter to be deliberated by the 170th Extraordinary General Meeting, to be held on February 8, 2018.

Independence  of Items of 170th EGM Call Notice:

Items 1, 4, 7, 10, 13 and 15 of the Call Notice, which deal with privatization, may be deliberated independently of the others.

Paragraphs 2, 5, 8, 11, 14 and 16, which deal with the liquidation and dissolution of the distribution companies, and management's opinion, depend, respectively, on non-approval of items 1, 4, 7, 10, 13 and 15 of the Call Notice.

Items 3, 6, 9 and 12 of the Call Notice are subject to the approval of items 1, 4, 7 and 10, respectively.

Items 17, 18 and 19 of the Final Tender Protocol are subject to the approval of items 1, 4, 7, 10, 13 and 15 for each Distribution Company.

Brief History

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The 165th Extraordinary General Meeting, held on July 22, 2016 (“165th EGM”) approved the transfer of the controlling shareholder, until December 31, 2017, of the Distribution Companies Companhia Energética do Piauí S.A. (“Cepisa”); Companhia Energética de Alagoas S.A. (“Ceal”); Companhia de Eletricidade do Acre S.A. (“Eletroacre”); Centrais Elétricas de Rondônia S.A. (“Ceron”); Boa Vista Energia S.A. (“Boa Vista Energia”); and Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”), hereinafter referred to as “Distribution Companies,” under the terms of Paragraph 1-A of Article 8, Law No. 12,783/2013, provided that, until the transfer of the distribution company to the new controlling shareholder, the distribution company received, directly from the Federal Government or through a tariff, all the resources and remuneration necessary to operate, maintain and make the investments which are connected to the public utilities of the respective distribution company, maintaining the economic and financial balance of the Distribution Company, without any contribution of resources, of any kind, by Eletrobras.

In addition to this, the 165th EGM also approved the return, at any time, of the Distribution Companies concession and that measures were adopted to liquidate the them, under the following hipoteses: (i) the transfer of its controlling interests were not performed until December 31, 2017; or (ii) the respective distribution company ceased to receive directly from the Federal Government or upon tariff, until its transfer for the new controlling shareholder, all the resources and remuneration required to operate, maintain and make investments that are related to the public utilities of the respective distribution company, maintaining the economic and financial balance of the Distribution Company, without any contribution by Eletrobras.

Law No. 12,783/2013, in its Article 9 established that, if there was no extension of term of concession and aiming to ensure the continuance of the service provision, the holder may, after maturity, remain in charge of the provision until the new utility company takes up the responsibility, abiding by the conditions established under the Law.

Considering Eletrobras’  shareholders decision for the non-extension of its distribution concessions, the Ministry of Mines and Energy enacted the MME Ordinance No. 388, dated July 26, 2017, which establishes the terms and conditions for the Provision of the Public Utility of Distribution of Electric Energy and Agency or Department of the Federal Government, under the terms of Article 9, paragraph 1 of Law No. 12,783/2013. The said Service Provision shall be applicable to the areas whose concession has not been extended, under the terms of the said Law, of the Decree No. 7,805/2012 and of the Decree No. 8,461/2015, with the purpose of ensuring the service continuance.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Regading the information stated above, by means of MME Ordinances No. 420, 421, 422, 423, 424 and 425, dated August 3, 2016, the Distribution Companies Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia, were appointed as Responsible for the Provision of the Public Service for the Distribution of Electric Energy, with the purpose of ensuring the continuity of service until the assumption of a new utility company or until December 31, 2017, whichever happens first.

Additionally, by means of MME Ordinance No. 425, dated August 3, 2016, and by means of Order of Minister of Mines and Energy, on August 11, 2016, the concession that was owned by Companhia Energética de Roraima - CERR, controlled by the State of Roraima, was terminated, and Boa Vista Energia became the temporary provider of the distribution service, effective as of January 1, 2017, in the area previously served by CERR.

By means of the Resolution of the Brazilian Electric Power Agency No. 2,184/2016, the monthly value to be received by each distribution company as a RGR loan was homologated1, and referred to as appropriate remuneration. This amount was calculated by ANEEL to eliminate the monthly cash deficit of these companies, based on financial information of 2015.

In October 2016, ANEEL forwarded to Eletrobras’ Distribution Companies the Instrument of Commitment and Temporary Distribution Service Provision Plan. The Instrument of Commitment is an instrument whereby the shareholders of the distribution companies undertake the commitment to abide by the conditions for the continuity and appropriateness of the service provided, especially regarding the following parameters: (i) compliance with the industry rules; (ii) loss of electricity; (iii) operating costs; (iv) Equivalent Duration of Interruption per Consumer Unit (DEC); (v) Equivalent Frequency of Interruption per Consumer Unit (FEC); (vi) Quality of information provided to ANEEL; and (vii) compliance with ANEEL’s inspection regulations. The Temporary Distribution Service Provision Plan establishes the conditions to ensure the continuity and the appropriate provision of the distribution service until the bidding and assumption of the new utility company, for approval by Eletrobras. The instruments above were approved by the Board of Executive Officers of Eletrobras by means of Resolution No. 636/2016.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

1 Initially, the funds of RGR would be loans that the new controlling shareholder was expected to pay in 48 months after the execution of the concession contract, out of which, 12 months would stand as grace period for interests and principal, and 36 months would be for amortization purposes, at the cost of 111% of Selic. However, the current understanding of ANEEL and MME is that the payment of these RGR loans would significantly burden the future controlling shareholder of the distribution companies, reducing their attractiveness, and may frighten interested parties into the auction. Thus, by means of Technical Note 149/2017, a ANEEL, according to MME, there is positioning for the loan of RGR to start being paid by the consumer, through the tariff, between the 6th and the 30th year of the new concession.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

It should be noted that during the precarious concession period of the Distribution Companies, both MME and ANEEL participate actively in their management of the distribution companies appointed for the provision of services. In MME Ordinance No. 388/2016, it was established, in its chapter IV, that the provision of the service would be monitored, inspected and regulated by ANEEL.

Aiming this purpose, ANEEL, by means of Normative Resolution No. 748/2016, ruled down, among other measures, that the senior management of the appointed distribution companies should monthly attend to ANEEL, as of January 2017, which has been happening, to render accounts concerning the execution of the agreed on Temporary Service Plan, in order to present the results achieved concerning each of the monitored indicators, as well as the actions implemented and under implementation to comply with said plan.

Due to these deliberations, the Distribution Companies were qualified as a national priority in the energy sector, under the terms of Article 1, Article 4, caput, Item II, and Article 5 of Law No. 13,334/2016, and the National Bank for Economic and Social Development - BNDES was designated as responsible for the execution and monitoring of the privatization process of the Distribution Companies, as stated in Decree No. 8,893/2016 and by the contracting of assessments and consultants responsible for the privatization modeling.

BNDES engaged Consortium Mais Energia B to structure the Distrobution Companies privatization, which includes their economic and financial assessment, identification of critical points with a proposal for addressing them, studies on implementing necessary adjustments for the purposes of recommending a sale price for the Distribution Companies' shares and/or the minimum grant amount, a proposed privatization model, and other products and services required for structuring the privatization intended, through a service agreement signed on February 14, 2017, and published in the Official Gazette on March 8, 2017.

Consortium Mais Energia B led the proposal for a privatization model for the Distribution Companies, conducting their economic and financial assessment, and providing legal, accounting, technical and operational, and other specialized professional services. These services were provided by the companies that make up the Consortium, namely PricewaterhouseCoopers Corporate Finance & Recovery Ltda. ("PwC Recovery"), PricewaterhouseCoopers Serviços Profissionais Ltda. ("PwC SP" and, together with PwC Recovery simply "PwC"), Siglasul Consultoria Ltda. ("Siglasul") and Loeser e Portela Advogados ("LPA").

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

In addition to Consortium Mais Energia B, BNDES also engaged the company Ceres Inteligência Financeira Ltda. - EPP ("Ceres"), through the same service agreement signed on February 14, 2017, and published in the Official Gazette on March 8, 2017, aiming to conduct the second economic and financial assessment of the Distribution Companies.

BNDES submitted to Eletrobras assessments on the privatization modeling on September 27, 2017, having rectified the model on October 19, 2017, and then rectified certain specific data again on November 1, 2017. On November 6, 2017, it was enacted the Decree No. 9,192/17, wich regulates Law No. 12,783/17 regarding the bidding of concessions associated to the transfer of controlling interest (Annex 1). Following to this, on November 08, 2017, the Resolution of the Investment Partnership Program Council - CPPI number 20, published on November 9, 2017 (Annex 2.a), amended on November 22, 2017, according to the Resolution of the Investment Partnership Program Council - CPPI number 28, published on November 23, 2017 (Annex 2.b) and, on November 28, 2017, pursuant to Resolution of the Investment Partnership Program Council - CPPI number 29, published on December 28, 2017 (Annex 2.c). The Resolutions of the Investment Partnership Program Council – CPPI numbers 20, 28 and 29 shall be hereinafter simply referred to as CPPI Resolution 20/2017.

Owing to the insufficient deadlines, 169th Extraordinary General Meeting (“169th EGM”) held on December 28, 2017, among other matter, approved the rectification of Item 7.9 of the decision of the 165th EGM, dated July 22, 2016, to extend the deadline for executing the contract for transfer of the controlling interest held by Eletrobras in the Distribution Companies, provided that it occurs until July 31, 2018, under the penalty of upholding the decision of the 165th EGM which determined the termination of the temporary distribution services, as well as the liquidation of said distribution companies, which shall also happen if the Brazilian Electric Power Agency – ANEEL and/or Granting Power fails to ensure the right to provide distribution services, until the actual transfer of controlling interest, upon the appropriate remuneration.

Once the extension of the deadline for the Distribution Companies’ controlling interest transfer was approved, the 169th EGM also established that the Distribution Companies will continue to provide temporary distribution services until the effective the transfer of controlling interest, provided that (i) all the resources necessary to operate, maintain, and make investments connected to the public utilities of the respective distribution company are backed up by the tariff, by the Federal Government or by the Sector Funds, maintaining the economic and financial balance of the Distribution Companies, without any contribution of any kind, by Eletrobras; and (ii) there is an act of the Granting Power extending the deadlines for provision of temporary service by the Distribution Companies.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

By means of Ordinance MME 468, dated December 4, 2017, the Granting Power extended the period for the provision of temporary service by the Distribution Companies until the assumption of a new utility company or until July 31, 2018, whichever happens first.

Following this brief history, we hereunder shall provide more details concerning the items of the Agenda for the Notice, namely: (i) the main conditions established in Resolution 20/2017; (ii) the corporate diagram of the Distribution Companies' capital before and after the transfer of the controlling interest, if approved; (iii) the costs that shall be incurred with the privatization process; (iv) the conditions for the conclusion of the privatization operation and the necessary governmental approvals; (v) offers to employees and retirees; (vi) matters connected to the liquidation and dissolution of the Distribution Companies, if approved; (vii) the issues regarding the dissolution and liquidation of the Distribution Companies; (viii) analysis of the benefits, costs and risks of the privatization or liquidation and dissolution of the Distribution Companies; (ix) the managers’ conclusion.

Items 1, 3, 4, 6, 7, 9, 10, 12, 13, 15, 17 and 18 of the Call Notice of

the 170th AGE

 Transfer of the Distribution Companies’ Controlling Interest

The main conditions established in CPPI Resolution 20/2017, which approved the transfer of the controlling interest of Distribution Companies, will be clearly established hereunder.

2.1       Calculation of the Distribution Companies’ Shares Selling Price

The minimum selling price of the Distribution Companies’ shares was established by the CPPI Resolution 20/2017 (Annex 2.a, 2.b and Annex  2.c).

The calculation of the minimum price was done through 2 (two) economic and financial assessments of each Distribution Companie, carried out by Consortium Mais Energia B and Ceres Inteligência Financeira LTDA, which used the discounted cash flow method for analysis of the economic and financial projections of the Distribution Companies, based on the financial statements of December 31, 2016, and June 30, 2017, to substantiate the recommendation of the price per share issued by each one of the Distribution Companie and, as a consequence, the value of the shares to be sold by Eletrobras in each Distribution Company.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

2.1.1     Economic and Financial Assessments

Consortium Mais Energia B (Service B) and Ceres Inteligência Financeira LTDA (Service A) carried out the economic and financial assessment of the Distribution Comapnies (Annexes 16.b, 17.b, 18.b, 19.b, 20.b and 21.b), based on the Discounted Cash Flow Method, in order to substantiate the recommendation for the price of the Distribution Companies' shares.

Consortium Mais Energia B and Ceres Inteligência Financeira LTDA took into account, among other aspects, the following elements to prepare these economic and financial assessments:

a) alternative changes in revenues and impacts associated with tariff readjustments and reviews, considering the methodologies currently used by the regulatory body and other conditions established in the existing concession documents or that may be issued in the future;

b) sectoral costs and charges inherent to the Electric Energy Distribution Industry, in addition to the tax burdens and their respective rates, taking into account possible applicable tax benefits, such as COFINS, PIS, IRPJ, and CSSL;

c) evaluation of electricity purchase contracts, identifying situations involving under or over-purchasing and proposing, when necessary, their adjustment or need for renegotiation of the terms of these contracts;

d) operating and maintenance costs, from a cost efficiency point of view, with emphasis on the costs included in Installment B, taking into account geographical aspects and population density;

e) technical and commercial losses, in line with the quality of service required by ANEEL, that is, projecting levels adapted to regulatory policy;

f) the projection of future tariff reviews, from the standpoint of prudent investments and efficient costs, based on forecasts of the weighted average cost of capital vis-à-vis the Regulatory Remuneration Base according to the ANEEL methodology;

g) the need for investments in replacement, improvement, and expansion of the distribution network identified in the technical and operational evaluation;

h) retrospective analysis of the main economic and financial indicators obtained based on the most recent consolidated financial statements of the Distribution Companies, published and audited by independent auditors;

i) the information raised by Service B and provided to Service A, by BNDES, which includes the accounting due diligence reports, legal due diligence, technical and operational evaluation, evaluation of the situation of the supplementary pension fund  of the Distribution Companies’ employees and the Health Care Entities sponsored by the Distribution Companies, human resources evaluation, environmental evaluation, and other information that may have been provided by BNDES;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

j) the terms and conditions established in the new concession contracts to be executed, especially those established to meet targets for quality and financial sustainability in the first 5 (five) years of concession, and the Results Plan agreed upon with ANEEL;

k) the valuation of the indemnification for concession assets not yet amortized upon the reversion of assets to the Federal Government, when applicable;

l) the valuation of financial liabilities existing when the concession contract ends;

m) the identification and evaluation of new business results for the Distribution Companies, including, among other aspects, multiple use of the distribution network system;

n) the evaluation of the Distribution Companies' debt profile, examining existing debts regarding the conditions currently found on the market, proposing alternatives for payment thereof, compatible with the cash flow of the Distribution Companies and, considering, in addition, lengthening and/or capitalizing them, if applicable;

o) investments in areas of low population density, including rural and low income populations, in accordance with applicable legislation and Resolutions issued by ANEEL; and

p) the determination of the discount rate compatible with the characteristics and risks of the sector and of the Distribution Companies.

The financial assessments were based on a period of 30 (thirty) years, that is, from March of 2018 to February of 2048.

CEPISA:

Based on the  2 (two) economic and financial assessments, Consortium Mais Energia B calculated the Discounted Cash Flow of CEPISA (Enterprise Value - EV) at BRL 2,880,719,840.98 (Two Billion, Eight Hundred and Eighty Million, Seven Hundred and Nineteen Thousand, Eight Hundred and Forty Brazilian Reais and Ninety-Eight cents), while Ceres calculated the Discounted Cash Flow of CEPISA (EV) at BRL 2,476,185,262.79 (Two Billion, Four Hundred and Seventy-Six Million, One Hundred and Eighty-Five Thousand, Two Hundred and Sixty-Two Brazilian Reais and Seventy-Nine cents). After discounting the debts owed to CEPISA's creditors and adjusted for contingencies, the market value of 100% (one hundred percent) of CEPISA's shares (equity value), calculated by Consortium Mais Energia B and Ceres Inteligência Financeira LTDA, is, respectively, BRL 495,935,473.78 (Four Hundred and Ninety and Five Million, Nine Hundred and Thirty-Five Thousand, Four Hundred and Seventy-Three Brazilian Reais and Seventy-Eight cents) and BRL 91,400,895.59 (Ninety-One Million, Four Hundred Thousand, Eight Hundred and Ninety-Five Brazilian Reais and Fifty-Nine cents).

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The price established for the sale of the shares was equivalent to the average of the 2 (two) financial and economic assessments performed by the 2 (two) consulting firms engaged, namely Consortium Mais Energia B and Ceres Inteligência Financeira LTDA. Therefore, the average of the two financial assessments was BRL 293,668,184.68 (two hundred and ninety-three million, six hundred and sixty-eight thousand, one hundred and eighty-four Brazilian Reais and sixty-eight cents).

CEAL:

Based on the 2 (two) economic and financial assessments, Consortium Mais Energia B calculated the Discounted Cash Flow for CEAL (EV) at BRL 2,446,562,300.47 (Two Billion, Four Hundred and Forty-Six Million, Five Hundred and Sixty-Two Thousand, Three Hundred Brazilian Reais and Forty-Seven cents), while Ceres calculated CEAL’s Discounted Cash Flow at BRL 1,994,373,551.48 (One Billion, Nine Hundred and Ninety-Four Million, Three Hundred and Seventy-Three Thousand, Five Hundred and Fifty-One Brazilian Reais and Forty-Eight cents). After deducting the debts owed to CEAL's creditors and adjusted for contingencies, the market value of 100% (one hundred percent) of the company's shares (equity value) calculated by Consortium Mais Energia B and Ceres Inteligência Financeira LTDA is, respectively, BRL (664,002,019.35) (Six Hundred and Sixty Four Million, Two Thousand and Nineteen Brazilian Reais and Thirty-Five cents (negative)) and BRL (1,116,190,768.34) (One Billion, One Hundred and Sixteen Million, One Hundred and Ninety Thousand, Seven Hundred and Sixty-Eight Brazilian Reais and Thirty-Four cents (negative)).

The price established for the sale of the shares was equivalent to the average of the 2 (two) financial and economic assessments performed by the 2 (two) consulting firms engaged, namely Consortium Mais Energia B and Ceres Inteligência Financeira LTDA. Therefore, the average of the two financial assessments was BRL (890,096,393.84) (Eight Hundred and Ninety Million, Ninety-Six Thousand, Three Hundred and Ninety-Three Brazilian Reais and Eighty-Four cents (negative)).

CERON:

Based on the 2 (two) economic and financial assessments, Consortium Mais Energia B calculated the Discounted Cash Flow (EV) for CERON at BRL 1,264,573,655.87 (One Billion, Two Hundred Sixty-Four Million, Five Hundred and Seventy-Three Thousand, Six Hundred and Fifty-five Brazilian Reais and Eighty-Seven Cents), while Ceres calculated CERON's Discounted Cash Flow (EV) at BRL 1,524,512,239.58 (One Billion, Five Hundred and Twenty-Four Million, Five Hundred and Twelve Thousand and Two Hundred and Thirty-Nine Brazilian Reais and Fifty-Eight cents). After discounting the debts owed to CERON's creditors and adjusted for contingencies, the market value of 100% (one hundred percent) of the company's shares (equity value) calculated by Consortium Mais Energia B and Ceres Inteligência Financeira Ltda is, respectively, BRL (1,896,147,868.89) (One Billion and Eight Hundred and Ninety-Six Million and One Hundred and Forty-Seven Thousand, Eight Hundred and Sixty-Eight Brazilian Reais and Eighty-Nine cents (negative)) and BRL (1,636,209,285.18) (One Billion, Six Hundred and Thirty-Six Million, Two hundred and Nine Thousand and Two Hundred and Eighty-Five Brazilian Reais and Eighteen cents (negative)).

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The price established for the sale of the shares was equivalent to the averages of the 2 (two) financial and economic assessments performed by the 2 (two) consulting firms engaged, namely Consortium Mais Energia B and Ceres Inteligência Financeira LTDA. Therefore, the average of the two financial assessments was BRL (1,766,178,577.04) (One Billion, Seven Hundred Sixty-Six Million, One Hundred and Seventy-Eight Thousand, Five Hundred and Seventy-Seven Brazilian Reais and Four cents (negative)).

BOA VISTA:

Based on the 2 (two) economic and financial assessments, Consortium Mais Energia B calculated the Discounted Cash Flow (EV) for BOA VISTA at BRL 611,716,317.51 (Six Hundred and Eleven Million and Seven Hundred and Sixteen Thousand, Three Hundred and Seventeen Brazilian Reais and Fifty-One cents), while Ceres calculated the Discounted Cash Flow of BOA VISTA at BRL 565.617.124,98 (Five Hundred and Sixty-Five Million, Six Hundred and Seventeen Thousand One Hundred and Twenty-Four Brazilian Reais and Ninety-Eight cents). After discounting the debts owed to BOA VISTA's creditors and adjusted for contingencies, the market value of 100% (one hundred percent) of the company's shares (equity value) calculated by Consortium Mais Energia B and Ceres Inteligência Financeira LTDA is, respectively, BRL (282,172,967.18) (Two Hundred Eighty-two Million, One Hundred Seventy-two Thousand, Ninety Hundred Sixty-seven Brazilian Reais and Eighteen cents (negative)) and BRL (328,272,159.71) (Three Hundred Twenty-eight Million and Two Hundred and Seventy-two Thousand and One Hundred Fifty-nine Brazilian Reais and Seventy-one cents (negative)).

The price established for the sale of the shares was equivalent to the average of the 2 (two) financial and economic assessments performed by the 2 (two) consulting firms engaged, namely Consortium Mais Energia B and Ceres Inteligência Financeira LTDA. Therefore, the average of the two financial assessments was BRL (305,222,563.44) (Three Hundred and Five Million, Two Hundred Twenty-Two Thousand, Five Hundred and Sixty-Three Brazilian Reais and Forty-Four cents (negative)).

AMAZONAS ENERGIA:

Based on the 2 (two) economic and financial assessments, Consortium Mais Energia B calculated the Discounted Cash Flow (EV) for AMAZONAS ENERGIA at BRL 2,223,734,395.42 (Two Billion, Two Hundred and Twenty-Three Million, Seven Hundred and Thirty Four Thousand, three hundred and ninety-five Brazilian Reais and Forty-Two cents), while Ceres calculated the Discounted Cash Flow of AMAZONAS ENERGIA at BRL 2,687,563,915.43 (Two Billion, Six Hundred and Six Hundred Eighty-Seven Million, Five Hundred and Sixty-Three Thousand, Nine Hundred and Fifteen Brazilian Reais and Forty-Three cents). After discounting the debts owed to AMAZONAS ENERGIA's creditors and adjusted for contingencies, the market value of 100% (one hundred percent) of the company's shares (equity value) calculated by Consortium Mais Energia B and Ceres Inteligência Financeira LTDA is, respectively, BRL (8,895,677,256.91) (Eight Billion Eight Hundred and Ninety-Five Million, Six Hundred and Seventy-Seven Thousand, Two-Hundred and Fifty-Six Brazilian Reais and Ninety-One cents (negative)) and BRL (8,431,847,736.90) (Eight Billion, Four Hundred and Thirty-One Million, Eight-Hundred and Forty-Seven Thousand, Seven Hundred and Thirty-Six Brazilian Reais and Ninety cents (negative)).

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The price established for the sale of the shares was equivalent to the averages of the 2 (two) financial and economic assessments performed by the 2 (two) consulting firms engaged, namely Consortium Mais Energia B and Ceres Inteligência Financeira LTDA. Therefore, the average of the two financial assessments was BRL (8,663,762,496.91) (Eight Billion, Six Hundred Sixty-Three Million, Seven Hundred Sixty-Two Thousand, Four Hundred and Ninety-Six Brazilian Reais and Ninety-One cents (negative)).

ELETROACRE:

Based on the two economic and financial assessments, Consortium Mais Energia B calculated the Discounted Cash Flow for ELETROACRE's Company (EV) at BRL 944,913,418.27 (Nine Hundred Forty-Four Million, Nine Hundred and Thirteen Thousand, Four Hundred and Eighteen Brazilian Reais and Twenty-seven cents) and Ceres Inteligência Financeira Ltda calculated the Discounted Cash Flow (EV) of ELETROACRE at BRL 921,169,419.22 (Nine Hundred and Twenty-One Million, One Hundred Sixty-Nine Thousand, Four Hundred and Nineteen Brazilian Reais and Twenty-Two cents). After discounting the debts owed to ELETROACRE's creditors and adjusted for contingencies, the market value of 100% (one hundred percent) of the company's shares (equity value) calculated by Consortium Mais Energia B and Ceres Inteligência Financeira LTDA is, respectively, BRL (135,363,675.02) (One Hundred and Thirty-Five Million, Three Hundred and Sixty-Three Thousand, Six Hundred and Seventy-Five Brazilian Reais and Two cents (negative)) and BRL (159,107,674.07) (One Hundred and Fifty-nine million, One Hundred and Seven Thousand, Six Hundred and Seventy-Four Brazilian Reais and Seven cents (negative)).

The price established for the sale of the shares was equivalent to the averages of the 2 (two) financial and economic assessments performed by the 2 (two) consulting firms engaged, namely Consortium Mais Energia B and Ceres Inteligência Financeira LTDA. Therefore, the average of the two financial assessments was BRL (147,235,674.55) (One Hundred and Forty-Seven Million, Two Hundred and Thirty- Five Thousand, Six Hundred and Seventy-Four Brazilian Reais And Fifty-Five cents (negative)).

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The aforementioned amounts for each Distribution Company took into account all of the common and preferred shares, as the case may be, issued by the Distribution Companies. If approved by the General Meeting, Eletrobras shall sell 100% (one hundred percent) except 1 (one) common share of its interest in the Distribution Companies and, therefore, the minimum amount to be paid for said shares shall be: (i) CEPISA: Fifty Thousand Brazilian Reais (BRL 50,000.00); (ii) CEAL: Fifty Thousand Brazilian Reais (BRL 50,000.00); (iii) CERON: Fifty Thousand Brazilian Reais (BRL 50,000.00); (iv) BOA VISTA ENERGIA: Fifty Thousand Brazilian Reais (BRL 50,000.00); (v) AMAZONAS ENERGIA: Fifty Thousand Brazilian Reais (BRL 50,000.00); and (vi) ELETROACRE: Fifty Thousand Brazilian Reais (BRL 50,000.00).

Pursuant to Law No. 9,491/1997, it shall be incumbent on the FND manager to receive the resources that proceeds from the sale of the Distribution Companies' shares, thereby transferring to Eletrobras the net amount less costs incurred within the privatization process, detailed below. As provided for in Article 13 of said Law, the resources from the sale should be used first for settlement of debt with the Federal Government2.

In this sense, pursuant to article 21-B of Law No. 12,783/2013, the amount obtained from the sale of the shares purchased by Eletrobras should be deposited in the RGR fund, in accordance with the terms of Article 1 of Law No. 9,619, of April 2, 1998, up to the amount of funds used by Eletrobras from the RGR Fund for the purchase of the shares of said Distribution Companies (federalization), pursuant to article 3 of Law No. 9,619, dated April 2, 1998, duly adjusted according to Paragraph 5 of Article 4 of Law No. 5,655, dated May 20, 1971.

The cash flow forecasts of the Distribution Companies provided in the economical and financial assessments consider the capital increase in the Distribution Companies by means of partial or full capitalization of the debt claims held by Eletrobras against the Distribution Companies prior to the transfer of the shares to the winner of the bidding, as per the values established in Resolution of the Investment Partnership Program Council – CPPI number 20, dated November 8, 2017, as amended by the Resolution of the Investment Partnership Program Council – CPPI number 28, dated November 22, 2017.

2.1.2     Analysis of Financial Statements

As mentioned, BNDES hired Consortium Mais Energia B to perform the accounting due diligence (Annexes 16.a, 17.a, 18.a, 19.a, 20.a and 21.a).

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

2 Law No. 9,491/97- Article 13. Subject to legal privileges, the holder of the proceeds from the sale of shares or assets shall use them, first, to settle debts with the Federal Government due and coming due.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The accounting due diligence sought to evaluate and, when necessary, propose adjustments to the assets and liabilities of the Distribution Companies registered in the respective Financial Statements for the period from January 1, 2015, to December 31, 2016.

2.1.3     Technical and Operational Evaluation

The technical and operational assessments carried out by Consortium Mais Energia B (Annexes 16.c, 17.c, 18.c, 19.c, 20.c e 21.c) included, among other issues:

a) description, diagnosis, and evaluation of the technical and physical conditions of the assets, in particular the main equipment and the electricity distribution infrastructure, thereby identifying the average service life, critical points in the distribution networks by type of voltage, as well as a description and evaluation of the services and investments contracted for ongoing maintenance and expansion;

b) identification of the need for investments for replacement and modernization in the distribution network in the first 5 (five) years of concession, with an estimate of the required investment amount based on prevailing market values; and

c) description of the Distribution Companies' profile, including a brief history, area of coverage, market size and its characteristics, and the changes in the last 5 (five) years in the main energy operating, purchasing, and selling indicators divided by consumer market segment and revenue.

The forecasts of revenues, costs, and investments, including tariffs and/or regulatory issues regarding Installment B and X Factor items, to support the technical and operational evaluations carried out by Consortium Mais Energia B were carried out by Siglasul.

2.1.4      Economic and Financial Forecasts

The economic and financial forecasts were carried out by Consortium Mais Energia B and Ceres Inteligência Financeira Ltda included, among other issues, the main information and adjustments proposed in the accounting due diligence, the legal due diligence, the technical and operational assessment, and other valuations carried out by Consortium Mais Energia B, and also used macroeconomic assumptions usually published by public and private entities for national and regional GDP (Gross Domestic Product) forecasts, such as, as the case may be, inflation, exchange rate, and interest rate, among others.

Based on the value of the Distribution Companies obtained through the forecasts detailed above, analyses were performed using market multiples, consisting on a comparison between the value resulting from the ratio between the value of the Distribution Companies and their respective net operating revenues and the values resulting from the same ratio (value of the company/net operating revenue) of similar publicly-traded companies.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Results of Consortium Mais Energia B

CEPISA:

CEPISA's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for CEPISA, where cash flows from CEPISA’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to CEPISA's weighted average cost, resulting in CEPISA's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of the company's shares ("Equity Value").

The Market Value of 100% of the shares of CEPISA calculated by Consortium Mais Energia B is BRL 495,935,473.78 (Four Hundred Ninety-Five Million, Nine Hundred and Thirty-Five Thousand, Four Hundred and Seventy-Three Brazilian Reais and Seventy-Eight cents).

CEAL:

CEAL's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for CEAL, where cash flows from CEAL’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to CEAL's weighted average cost, resulting in CEAL's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of CEAL's shares ("Equity Value").

The Market Value of 100% of CEAL's shares, calculated by Consortium Mais Energia B, is BRL (664,002,019.35) (Six Hundred and Sixty-Four Million, Two Thousand and Nineteen Brazilian Reais and Thirty-Five cents (negative)).

CERON:

CERON's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for CERON, where cash flows from CERON’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to CERON's weighted average cost, resulting in CEAL's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of CERON's shares ("Equity Value").

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The Market Value of 100% of the shares of CERON calculated by Consortium Mais Energia B is BRL (1,896,147,868.89) (One Billion, Eight Hundred Ninety-Six Million, One Hundred and Forty-Seven Thousand, Eight Hundred and Sixty-Eight Brazilian Reais and Eighty-Nine cents (negative)).

BOA VISTA ENERGIA:

BOA VISTA's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for the Company, where cash flows from BOA VISTA’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to BOA VISTA's weighted average cost, resulting in BOA VISTA's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of BOA VISTA's shares ("Equity Value").

The Market Value of 100% of the shares of BOA VISTA calculated by Consortium Mais Energia B is BRL (282,172,967.18) (Two Hundred and Eighty-Two Million, One Hundred and Seventy-Two Thousand, Nine Hundred and Sixty-Seven Brazilian Reais and Eighteen cents (negative)).

AMAZONAS ENERGIA:

The Company's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for the Company, where cash flows from AMAZONAS’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to AMAZONAS's weighted average cost, resulting in AMAZONAS's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of AMAZONAS's shares ("Equity Value").

The Market Value of 100% of AMAZONAS’s shares calculated by Consortium Mais Energia B is BRL (8,895,677,256.91) (Eight Billion, Eight Hundred Ninety-Five Million, Six Hundred and Seventy-Seven Thousand, Two Hundred and Fifty-Six Brazilian Reais and Ninety-One cents (negative)).

ELETROACRE:

ELETROACRE's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for the Company, where cash flows from ELETROACRE’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to ELETROACRE's weighted average cost, resulting in ELETROACRE's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of ELETROACRE's shares ("Equity Value").

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The market value of 100% of ELETROACRE's shares calculated by Consortium Mais Energia B is BRL (135,363,675.02) (One Hundred and Thirty-Five Million, Three Hundred and Sixty-Three Thousand, Six Hundred and Seventy-Five Brazilian Reais and Two cents (negative)).

Results of Ceres Inteligência Financeira LTDA

CEPISA:

CEPISA's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for CEPISA, where cash flows from CEPISA’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to CEPISA's weighted average cost, resulting in CEPISA's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of the company's shares ("Equity Value").

The Market Value of 100% of CEPISA’s shares calculated by Ceres Inteligência Financeira LTDA is Ninety-One Million, Four Hundred Thousand, Eight Hundred and Ninety-Five Brazilian Reais and Fifty-Nine cents (BRL 91,400,895.59).

CEAL:

CEAL's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for CEAL, where cash flows from CEAL’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to CEAL's weighted average cost, resulting in CEAL's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of CEAL's shares ("Equity Value").

The Market Value of 100% of CEAL’s shares calculated by Ceres Inteligência Financeira LTDA is BRL (1,116,190,768.34) (One Billion One Hundred and Sixteen Million One Hundred and Ninety Thousand and Seven Hundred and Sixty-Eight Brazilian Reais and Thirty-Four cents (negative)).

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

CERON:

CERON's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for CERON, where cash flows from CERON’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to CERON's weighted average cost, resulting in CEAL's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of CERON's shares ("Equity Value").

The Market Value of 100% of the shares of CERON calculated by Ceres Inteligência Financeira LTDA is BRL (1,636,209,285.18) (One Billion, Six Hundred and Thirty-Six Million, Two hundred and Nine Thousand, Two Hundred and Eighty-Five Brazilian Reais and Eighteen cents (negative)).

BOA VISTA:

BOA VISTA's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for the Company, where cash flows from BOA VISTA’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to BOA VISTA's weighted average cost, resulting in BOA VISTA's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of BOA VISTA's shares ("Equity Value").

The Market Value of 100% of BOA VISTA’s shares calculated by Ceres Inteligência Financeira LTDA is BRL (328,272,159.71) (Three Hundred and Twenty-eight Million, Two Hundred and Seventy-two Thousand, One Hundred and Fifty-nine Brazilian Reais and Seventy-one cents (negative))

AMAZONAS ENERGIA:

The Company's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for the Company, where cash flows from AMAZONAS’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to AMAZONAS's weighted average cost, resulting in AMAZONAS's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of AMAZONAS's shares ("Equity Value").

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The Market Value of 100% of AMAZONAS’ shares calculated by Ceres Inteligência Financeira LTDA is BRL (8,431,847,736.90) (Eight Billion, Four Hundred Thirty-One Million, Eight Hundred and Forty-Seven Thousand and Seven Hundred and Thirty-Six Brazilian Reais and Ninety cents (negative)).

ELETROACRE:

ELETROACRE's assessment was conducted using the Discounted Cash Flow method, based on future profitability. Within the cash flow methodology, the Free Cash Flow criterion (FCLF) was adopted for the Company, where cash flows from ELETROACRE’s operating and investment activities are considered, without considering (in the flows) the movements of debt and financial results, discounted at a rate equivalent to ELETROACRE's weighted average cost, resulting in ELETROACRE's total operating value ("Enterprise Value" or "EV"). The net debt and contingencies are then deducted from the EV, thereby resulting in the value of 100% of ELETROACRE's shares ("Equity Value").

The Market Value of 100% of ELETROACRE’s shares calculated by Ceres Inteligência Financeira LTDA is BRL (159,107,674.07) (One Hundred and Fifty-Nine Million, One Hundred and Seven Thousand, Six Hundred and Seventy-Four Brazilian Reais and Seven cents (negative))

2.1.5      Human Resources Evaluation

Consortium Mais Energia B was responsible for carrying out the human resources evaluations of the Distribution Companies (Annexes 16.e, 17.e, 18.e, 19.e, 20.e and 21.e), which included, among other aspects:

a) the profile of the employees and subcontractors, considering their age groups, educational level, length of service, professional qualifications, and type of employment relationship; and

b) diagnosis of the current organizational and managerial structure, personnel outsourcing contracts, career and salary plan, training and evaluation programs, existing benefits, labor productivity; comparative indexes with other similar companies in Brazil and abroad, including an examination and impacts of current collective bargaining agreements.

2.1.6      Environmental Assessment

Consortium Mais Energia B was also responsible for carrying out environmental assessments of the Distribution Companies (Annexes 16.d, 17.d, 18.d, 19.d, 20.d and 21.d), which included an analysis and evaluation of the environmental situation and regulation of the Distribution Companies in their respective areas of activity, as well as abutting properties and other areas affected by their operations, directly or indirectly, with a description of the relevant obligations and burdens, an identification of critical points, and recommendations for adjustments and an indication of mechanisms to ensure the continuity of conservation or environmental preservation measures.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

2.2       Conditions for the sale of shares of the Distribution Companies

According to the studies carried out by Consortium Mais Energia B3, it is necessary, before the transfer of shares of the Distribution Company to the bidding’s winner(s), to ajust the Distribution Companies’ capital structure in order to the Distribution Companies’ shares have a symbolic value, considering that all of them, currently, have a negative equity value, as described above.

Article 3 CPPI Resolution No. 20/2017, caput

Accordingly, and in order to obtain a symbolic equity value of BRL 50,000.00 (Fifty Thousand Brazilian Reais) in each Distribution Company, it was recommended that a capital increase and/or assumption of Distribution Companies’ debts be conducted by Eletrobras, with the consequent issuance of new shares, which shall be subscribed and paid in by Eletrobras through the conversion of debt claims held by Eletrobras against each of the Distribution Company. (Items , 4, 7, 10, 13 and 15 of the Call Notice).

According to CPPI Resolution 20/2017, as subsequently amended, Eletrobras shall perform adjustments to the Distribution Companies, at the following amounts:

I - Eletroacre: BRL 113,779,871.99 (One Hundred and Thirteen Million, Seven Hundred and Seventy-nine Thousand and Eight Hundred Seventy-one Brazilian Reais and Ninety-nine Cents);

II - Ceron: BRL 1,872,522,463.42 (One Billion, Eight Hundred and Seventy-two Million, Five Hundred and Twenty-two Thousand, Four Hundred and Sixty-three Brazilian Reais and Forty-two Cents);

III - Cepisa: BRL 50.000,00 (Fifty Thousand Brazilian Reais);

IV - Ceal: BRL 50.000,00 (Fifty Thousand Brazilian Reais);

V - Boa Vista: BRL 342,120,486.20 (Three Hundred and Forty-two Million, One Hundred and Twenty Thousand, Four Hundred and Eighty-six Brazilian Reais and Twenty Cents); and

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

3Winning Consortium of AARH Electric Auction No. 51/2016 - BNDES, which had the objective of hiring (a) company(ies) to provide specialized services for the privatization of the said Distribution Companies.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

VI - Amazonas Distribuidora: BRL 8.911.866.558,94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty-six Thousand, Five Hundred and Fifty-eight Brazilian Reais and Ninety-four Cents).

Article 3 CPPI Resolution No. 20/2017, paragraph one

In addition to the adjustments provided for in the caput of this article, Eletrobras may, at the discretion of the General Meeting, and as included in the agenda, undertake the rights and obligations of the distribution companies, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies up to June 30, 2017, base date of the studies considering the adjustments, including the rights established in Item IX of Article 13 of Law No. 10,438, dated April 26, 2002, with the new wording given by Law No. 13,299, dated June 21, 2016, and Eletrobras shall, on the other hand, undertake the rights and/or obligations in an equivalent amount. That being, regarding the rights and obligations of the Fuel Consumption Account - CCC and the Energy Development Account - CDE, the general meeting may decide whether to transfer them to Eletrobras, by means of the transfer of rights and/or obligations of the distribution companies with third parties and suppliers in equivalent amounts, or maintain in the Distribution Company itself (Items 3, 6, 9 and 12 of the Call Notice).

As stated in the Technical Information DFP/DFF/DDE No. 001/2017; DFP/DFC/DDEF Nº 002/2017; and DFP/DFF/DDE Nº 001-B/2017 (Annex 11.a, 11.b and 11.c), the financial and economical unbalance of distribution companies operating in the North region of Brazil over the last years was found to be strongly impacted by the generation cost of oil-powered thermal power plants. Law No. 12,111, dated December 9, 2009, which provides for the electric energy services in Isolated Systems, sets forth that part of such costs4 is reimbursed by the Fuel Consumption Account - CCC.

Following the homologation of Law No. 12,783 of January 11th, 2013, conversion of Provisional Measure 579 of September 11th, 2012, it was established that the granting to CCC would be made by the Energy Development Account - CDE. However, resources from CCC/CDE were not sufficient to achieve the financial and economic balance of such distribution companies. Regarding this, there was a growing accumulation of past due debts since the distribution companies did not have the financial conditions to pay the fuel specially purchased from Petrobras and BR Distribuidora, considerably increasing the gas and oil debt of these companies over recent years.

Part of the debt of Amazonas Energia, Boa Vista Energia, Eletroacre and Ceron with Petrobras and BR Distribuidora are negotiated under contracts of admission of debt (“CCD’s”), which are backed up by receivables of CCC, also substantiated in contracts of admission of debt (“CCD’s”), between Amazonas Energia, Boa Vista Energia, Eletroacre and Ceron and CDE/CCC Fund.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

4 Total cost of thermal generation in the isolated system above the average energy prince in the interconnected system is reimbursed by CCC. Concerning this right to reimbursement, ANEEL adopts a cutting factor on the difference between the effective energy losses of the company and the level of regulatory losses.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

However, it should be noted that ANEEL is under the process of inspecting the amounts released by CCC to the said distribution companies during the period from 2009 to 2016, with unfavorable results already presented to the Company, which may directly impact on the CCD contracts executed between the CDE/CCC Fund and distribution companies Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia, as can be seen in ANEEL Order No. 2,504/2017, rectified on 10/27/2017 (Amazonas Energia) and Technical Notes SFF-SFG-SRG/ANEEL No. 110/2017 (Ceron), No. 90/2017 (Eletroacre) and No. 177/2017 (Boa Vista), which understands that the Distribution Companies, instead of being creditors of CDE/CCC Fund, are debtors, as explained below:

                                 CCC: ANEEL’s Fiscalization Amount x Balance Sheet Record – Jun/2017

Distribution Company	ANEEL’s Fiscalization Amount	Balance Sheet Record
Amazonas Energia	(2,906,095.46)	4,055,549.00
Boa Vista Energia	5,666.71	278,360.00
Ceron	(731,570.40)	3,847,293.00
Eletroacre	(276,550.90)	296,167.00
Total	(3,908,550.05)	8,477,369.00

Source: 1 – ANEEL Technical Notes; 2 – Intermediary Financial Statements of suppliers as of 30/06/2017.

Based on the table above, it can be observed that ANEEL's Fiscalization established a value to be refunded to the CCC/CDE fund by all distribution companies, except for Boa Vista Energia, which in any case had its debt claim diminished and, if this understanding prevails, the value currently booked as debt claim in the distribution companies’ Financial Statements, can become a liability of about BRL 4 billion in the sum of the four distribution companies, resulting in a potential loss of up to BRL 12.4 billion, with a potential of drop of debt claim and recording of liabilities.

In this sense, regardin the Items 3, 6, 9 and 12 of the Call Notice‘s Agenda, considering that the debt claims recorded in the Distribution Companies’ Financial Statements are under discussion within the Administrative Proceedings at ANEEL, Amazonas Energia (Proceeding 48500.004972/2016-34), Ceron (Proceeding 48500.005104/2016-71), Eletroacre (Proceeding 48500.005103/2016) and Boa Vista Energia (Proceeding 48500.000588/2017 and 48500.000587/2017), wich challenges the results of the inspections carried out by the Agency on the movement of the Fuel Consumption Account (CCC) resources to said companies. Resolution CPPI 20/2017 left for the Eletrobras’ General Meeting to decide whether Eletrobras should to assume such debt claims from the Distribution Companies, registered in the Financial Statements and, in return, assume their obligations with third parties at an equivalent amount, assuming the risk of eventual unfavorable final decision of Aneel or even the legal proceedings, or maintain such debt claims and obligations in the distribution companies. It should be noted that, if this General Meeting approves the assumption of these credits by Eletrobras, the prior consent of ANEEL will be required, pursuant to ANEEL Normative Resolution No. 699/2016.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

It should be noted that, in the event that the Regulatory Agency’s understanding is not reformed, while maintaining the inspection’s conclusion that the companies are indebted to the CCC Fund, except for Boa Vista Energia, instead of creditors, such debt claims may be written off from Eletrobras’ Assets, and it is also necessary to recognize a liability of R$ 4 billion, which is not recognized in connection with the Administrative Appeal, ongoing before Aneel. Therefore, in the case of approval of Items 3, 6, 9 and 12 of the Agenda of the Call Notice, it should be noticed that there is risk for Eletrobras to incur a potential loss of up to R$ 12.4 billion, impacting the Company's income and equity, when and in case the administrative and/or judicial discussion has an unfavorable outcome to Eletrobras.

Other Important General Conditions CPPI Resolution No. 20/2017

Once the equity value of the Distribution Companies has the symbolic value of BRL 50,000.00 (Fifty Thousand Brazilian Reais), the Distribution Companies will have an equity value that allows the sale of the shares held by Eletrobras in the share capital of the distribution companies, except one common share, at a symbolic value of BRL 50,000.00 (fifty thousand Brazilian Reais).

This amount of BRL 50,000.00 (Fifty Thousand Brazilian Reais) allows the sale of the Distribution Companies’ shares held by Eletrobras to the winning bidder, and, as a result, the privatization of the Distribution Companies occurs in a more appropriate manner, according to the studies above.

Therefore, the winner(s) of the bidding procedure shall acquire approximately 90% (ninety percent)5 of the Distribution Companies' shares held by Eletrobras at an approximate value of BRL 45,000.00 (forty-five thousand Brazilian Reais), in addition to compensating Eletrobras for the differentiated condition granted to the Distribution Companies’ employees and retirees within the scope of the Offer of Shares to Employees and Retirees (see item below), aside from mandatorily purchasing any remaining shares of this Offer of Shares, at the same price that was offered to employees and retirees, in order that the payment to Eletrobras of BRL 50,000.00 (Fifty Thousand Brazilian Reais) is allowed for transfer of 100% of the shares of the Distribution Company except one (1) common share, which shall remain with Eletrobras.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

5 Article 11, CPPI RES. 20/2017. The employees and retirees of the respective Distribution Company shall be offered the right to purchase the total shares held by Eletrobras, after the purchase of the controlling interest of the Distribution Company by the new controlling shareholder, except for the provisions under Article 2, Paragraph 2.

Paragraph 1The shares held by Eletrobras offered to employees and retirees shall be at least ten percent (10%) of the number of shares held by Eletrobras prior to the sale for the winning bidder.

Paragraph 2 For the purposes of offering, to employees and retirees, the shares shall be offered with a discount of approximately 10% (ten percent) of the minimum price per share, which shall be offset by the new controlling shareholder, in order to guarantee for Eletrobras the amounts established in Article 2º.

Paragraph 3 Eletrobras shall assign to the employees and retirees exercising the option to purchase the Distribution Company’s shares, the preemptive right to subscribe to the capital increase referred to in Article 10.

Paragraph 4 The shares not purchased by the employees and retirees of the Distribution Company shall be compulsorily purchased by the new controller, so that Eletrobras will remain with only one (1) common share.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Especially with regard to ELETROACRE, considering the existence of minority shareholders, we believe that the minority shareholders of that company should be granted the right to sell their shares held in the share capital of ELETROACRE to the winner(s) of the bidding procedure on the same terms and conditions on which Eletrobras will sell its shares in ELETROACRE to the winning bidder.

Soon after the sale of control to the winner(s) of the bidding, as a sine qua non condition for the completion of the privatization process, the winner(s) of the bidding procedure must conduct a new capital increase in the Distribution Companies aiming to optimize the Distribution Companies' capital structure, according to the CPPI Resolution 20/2017. In this opportunity, a term shall be opened, which shall not be less than 30 (thirty) days, in order for Eletrobras, as minority shareholder, to exercise its preemptive right to subscribe for new shares, proportionally to the number of shares that it holds in the Distribution Companies. Eletrobras will hold stock offers to the employees and retirees of each Distribution Companie, and for those employees and retirees exercising the option of purchasing shares under the scope of the Stock Option to the Employees and Retirees, Eletrobras will freely assign the preemptive right in the subscription in the capital increase in the Distribution Companies made by the new controlling shareholder, remaining with only one (1) common share, as provided in Paragraph 1 of Article 2 of CPPI Resolution no. 20, dated November 8, 2017 (Item 17 of the Call Notice).

Additionally, within 6 (six) months after the date of execution of the purchase contract between Eletrobras and the winning bidder, Eletrobras shall have the right to increase its participation in the Distribution Companies' share capital by up to 30% (thirty percent), pursuant to a Shareholders' Agreement to be signed between Eletrobras and the new controlling shareholder, according to the conditions provided for in the Privatization Modeling Proposal (Item 18 of Call Notice). It is an option of Eletrobras, to be decided in the future, after the new controlling shareholder is known, as well as its financial conditions, technical qualification and governance practices. On account of this, this General Meeting proposes the delegation of powers to the Board of Directors, so that it may subsequently decide on such option.

Lastly, over the term of 03 (three) years, starting as of the date of execution of the purchase and sale contract of the controlling shareholder of the distribution company, the controlling shareholder, winning bidder(s), shall have to repurchase them from the employees and retirees of company, if they are willing to sell them, provided that such shares were purchased under the scope of the Stock Option to the Employees and Retirees and/or the subscription of capital established in CPPI Resolution 20/2017. The repurchase of these shares shall be made at the purchase price, added with an amount corresponding to 10% (ten percent) of the respective amount paid, limited to 100,000.00 (One Hundred Thousand Brazilian Reais) per employee or retiree, not including premium corresponding to 10% (ten percent) of the respective sum paid. Such sum shall be adjusted according to the reference rate of the Special Settlement and Custody System (SELIC) for federal securities, as of the date of settlement of the purchase of shares by the employee or retiree of the distribution company.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The minimum conditions for the sale of the Distribution Companies’ shares associated with the concession of the electricity distribution public service are described in CPPI Resolution No. 20/2017 for each Distribution Company:

2.2.1     Companhia de Eletricidade do Acre S.A. (Eletroacre) – Items 1 and 3 of the Call Notice

     I.        Reduction of ELETROACRE’s debts equivalent to the total of BRL 113,779,871.99 (One Hundred Thirteen Million, Seven Hundred and Seventy-nine Thousand and Eight Hundred Seventy-one Brazilian Reais and Ninety-nine Cents), which may be performed by means of the following alternatives, to be chosen by Eletrobras (Item 1 of the Call Notice);

a.1) total or partial conversion of ELETROACRE’s debt with third party and/or Eletrobras, in capital increase; and/or

a.2) assumption by Eletrobras of the total or partial debt of ELETROACRE with third party or Eletrobras itself;

   II.        In addition to the adjustments provided for in Item I, Eletrobras may, at the discretion of the General Meeting, undertake the rights and obligations of Eletroacre, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies at the base date of the studies considering the adjustments up to June 30, 2017, including the rights connected to Item IX of Article 13 of Law No. 10,438, dated April 26, 2002, with the new wording given by Law No. 13,299, dated June 21, 2016, and Eletrobras shall, on the other hand, undertake the rights and/or obligations in an equivalent amount. In the case of Eletroacre, this value would be BRL 296,167 Thousand (Two Hundred and Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais), as assets and liabilities, which would be transferred to Eletrobras if approved by 170th EGM called hereunder (Item 3 of the Call Notice);

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

 III.        Granting to the minority shareholders of ELETROACRE with a right to sell their shares held in the share capital of said company together with Eletrobras to the winner(s) of the bidding, on the same conditions and priced that Eletrobras will be selling its shares according to CPPI Resolution 20/2017;

 IV.        Sale to the bidding winner 117,538,360,880 (One Hundred and Seventeen Billion, Five Hundred and Thirty-Eight Million, Three Hundred and Sixty Thousand, Eight Hundred and  Eighty) shares of ELETROACRE, equivalent to 87.61% (eighty-seven point sixty-one percent) of the total capital of ELETROACRE, in which, 86,020,249,480 (Eighty-Six Billion, Twenty  Million, Two Hundred and Fourty-Nine Thousand, Four Hundred and Eighty) are common shares and 31,518,111,400 (Thirty-One Billion, Five Hundred and Eighteen Million, One Hundred and Eleven Thousand and Four Hundred) are preferred shares;

   V.        ELETROACRE’s capital increase by means of subscription of new shares, by the bidding winner, after Eletrobras has sold, to the winning bidder, the shareholding indicated in Item IV above, involving the ammount of BRL 238,805,729.30 (Two Hundred and Thirty-Eight Million, Eight Hundred and Five Thousand, Seven Hundred and Twenty-Nine Brazilian Reais and Thirty Cents). In this sense, a term shall be opened, which shall not be less than 30 (thirty) days, in order for Eletrobras, as minority shareholder, to exercise its preemptive right to subscribe for new shares, proportionally to the number of shares that it holds in ELETROACRE, abiding by the provisions in Item VI, letter b, below;

 VI.        The price of each ELETROACRE share held by Eletrobras shall be approximately BRL 0.00000038 for the purpose of sale in a privatization auction to be conducted by Brasil, Bolsa, Balcão - B3 S.A..

a.           After the sale referred to in item IV above, with the respective capital increase by the winning bidder, all ELETROACRE shares still held by Eletrobras, except one (1) common share, shall be offered to ELETROACRE’s employees and retirees, amounting to 13,060,320,977 (Thirteen Billion, Sixty Million, Three Hundred Twenty Thousand, Nine Hundred and Seventy Seven) shares, out of which 9,557,978,760 (Nine Billion, Five Hundred and Fifty-Seven Million, Nine Hundred and Seventy-Eight Thousand, Seven Hundred and Sixty) are common shares issued by ELETROACRE and 3,502,342,217 (Three Billion, Five Hundred and Two Million, Three Hundred Fourty-Two Thousand, Two Hundred and Seventeen) are preferred shares issued by ELETROACRE, which shall be sold in lots of BRL 0.01 (One cent of Brazilian Reais) each, including the discount of approximately 10.00332022% on the price referred to in the caput of this item VI above;

b.           For those employees and retirees that exercise the option to purchase shares under the scope of the Stock Option to the Employees and Retirees, Eletrobras shall assign its preemptive right for subscription to increase the capital, to be performed by the winning bidder, under the terms of Item V above, allowing that these employees and retirees may follow the winning bidder in this capital increase. (Item 17 of the Call Notice)

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

VII.        If there is surplus of shares within the scope of the first Stock Option to the Employees and Retirees, a second offer shall be performed, given that the tiebreaker criteria shall be defined in the Auction Notice. The remainder of the second offer to employees and retirees of ELETROACRE shall be acquired by the bidding winner(s), at a price equivalent to the offer value to ELETROACRE’s employees and retirees, within a maximum period of 60 (sixty) days, counted from the date of the financial settlement of the last offering to employees and retirees of the company, and, however, the bidding winner(s) o shall have to offset the said reduction, so that Eletrobras ultimately receives the amount established in Item VIII below;

VIII.        The sale value of the common and preferred shares, equivalent to 100% (one hundred percent) of ELETROACRE’s shares held by Eletrobras, less one (1) common share, shall be Fifty Thousand Brazilian Reais (BRL 50,000.00), including the amount referring to the offer to employees and retirees;

 IX.        The privatization Call Notice shall provide the obligation of the bidding winner(s) to repurchase, after 3 (three) years from the settlement date of the privatization auction, part or all of the shares purchased/subscribed by employees and/or retirees within the scope of the offer to ELETROACRE’s employees and retirees, or under the scope of the minimum capital increase performed by the winning bidder, for the amount per share purchased/subscribed, up to a maximum of BRL 100,000.00 (one hundred thousand Brazilian Reais) per employee or retiree, duly adjusted for the positive variation of the Special Settlement and Custody System (SELIC) Index, published by the Central Bank of Brazil, with an additional remuneration of 10% (ten percent) per annum, provided that such employees and retirees declare their willingness to sell these shares. This right is an exclusive prerogative of the original purchaser(s) originating from the shares offered to ELETROACRE’s employees and retirees, and those which subscribe shares in the capital increase to be performed by the winning bidder(s), under the terms of Item III above, provided for in the Employees' Offering Manual and under the CPPI Resolution, and is not extended to subsequent purchasers;

   X.        The payment of ELETROACRE's shares offered in an auction shall be made in cash, in Brazilian currency, at the time of the auction settlement and signing of the relevant documents;

 XI.        The financial settlement of the sale of the shares issued by ELETROACRE and the transfer of ownership of ELETROACRE's shares to the winning bidder shall be conditioned on the approval of ANEEL and CADE;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

XII.        Opening of a data room before publication of the notice.

XIII.        The amounts described in this section may be subject to variation, subject to confirmation by the Distribution Company, through its shareholders and/or management bodies, in compliance with its bylaws, and the general conditions of privatization set forth in CPPI Resolution No. 20/2017.

2.2.2     Centrais Elétricas de Rondônia S.A. (Ceron) – Items 4 and 6 of the Call Notice

         I.   Reduction of the debts of CERON amounting to BRL 1,872,522,463.42 (One Billion, Eight Hundred and Seventy-Two Million, Five Hundred and Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two cents), which may be performed by means of the following alternatives, to be chosen by Eletrobras: (Item 4 of the Call Notice)

a.1) total or partial conversion of the debt of CERON with third party and/or Eletrobras, in capital increase; and/or

a.2) assumption by Eletrobras of the total or partial debt of CERON with third party or Eletrobras itself;

       II.   In addition to the adjustments provided for in Item I, Eletrobras may, under conditions of the General Meeting, assume the rights and obligations of Ceron, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies at the base date of the studies considering the adjustments up to June 30, 2017, including the rights connected to Item IX of Article 13 of Law  No. 10,438, dated April 26, 2002, with the new wording given by Law No. 13,299, dated June 21, 2016, and Eletrobras shall, on the other hand, undertake the rights and/or obligations in an equivalent amount. In the case of Ceron, this value would be BRL 3,847,293 (Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three Thousand Brazilian Reais), as assets and liabilities, which would be transferred to Eletrobras if approved by 170th EGE called hereunder. (Item 6 of the Call Notice);

     III.   Sale to the winning bidder of 2,632,256,043 (Two Billion, Six Hundred and Thirty-Two Million, Two Hundred and Fifty-six Thousand, Forty-three) shares of the total capital of CERON owned by Eletrobras, equivalent to 90% (ninety percent) of CERON’s total and voting capital, all of which are common shares, and there are no preferred shares in the Company;

      IV.   Capital increase of CERON by means of subscription of new shares, by the winner of the bidding procedure, amounting to BRL 241,099,855.91 (Two Hundred and Forty-One Million, Ninety-Nine Thousand, Eight Hundred and Fifty-Five Brazilian Reais and Ninety-One Cents) after Eletrobras has sold, to the winner of the bidding procedure, the common shares of CERON under its shareholding, equivalent to Item II above. In this sense, a deadline shall be created, which shall not be less than 30 (thirty) days, in order for Eletrobras, as minority shareholder, to exercise its preemptive right to subscribe for new shares, proportionally to the number of shares that it holds in CERON, abiding by the provisions in Item V, letter b, below;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

        V.   The minimum price of each CERON share held by Eletrobras shall be approximately BRL 0.00001710 for the purpose of sale in a privatization auction to be conducted by Brasil, Bolsa, Balcão - B3 S.A..

a.           After the sale referred to in item III above, with the respective capital increase by the winning bidder, all CERON shares still held by Eletrobras, except for 1 (one) common share, shall be offered to CERON employees and retirees, amounting to 292,473,350 (Two Hundred and Ninety-Two Million, Four Hundred and Seventy-Three Thousand, Three Hundred and Fifty) ordinary shares issued by CERON, corresponding to approximately 10.00% (ten percent) of the shares representing the total and voting capital of CERON held by Eletrobras, which shall be sold in lots of BRL 0.01 (One cent of Brazilian Reais)each, including the discount of approximately 10.00832634% on the price referred to in the head provision of this item V above;

b.           For those employees and retirees that exercise the option to purchase shares under the scope of the Stock Option to the Employees and Retirees, Eletrobras shall assign its preemptive right for subscription to increase the capital, to be performed by the winning bidder, under the terms of Item IV above, allowing that these employees and retirees may follow the winning bidder in this capital increase. (Item 17 of the Call Notice)

 VI.        If there are shares left within the scope of the first Stock Option to the Employees and Retirees, a secondnd offer shall be performed, given that the tiebreaker criteria shall be defined in the Notice of Auction. The remainder of the second offer to employees and retirees of CERON shall be acquired by the winner(s) of the bidding procedure, at a price equivalent to the offer value to CERON’s employees and retirees, within a maximum period of 60 (sixty) days, counted from the date of the financial settlement of the last offering to employees and retirees of the company, and, however, the seller(s) of the bidding procedure shall have to compensate the said reduction, so that Eletrobras ultimately receives the amount established in Item VII below;

VII.        The sale value of the 2,924,729,394 (Two Billion, Nine Hundred and Twenty-Four Million, Seven Hundred and Twenty-Nine Thousand, Three Hundred Ninety-Four) common shares of CERON, equivalent to 100% (one hundred percent) of CERON’s shares held by Eletrobras, except one common share, shall be BRL 50,000.00 (Fifty Thousand Brazilian Reais), including the amount referring to the offer to employees and retirees;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

VIII.        The privatization announcement shall provide for the obligation of the winner(s) of the bidding procedure to repurchase, after 3 (three) years from the settlement date of the privatization auction, part or all of the shares purchased/subscribed by employees and/or retirees within the scope of the offer to CERON employees and retirees, or under the scope of the minimum capital increase performed by the winning bidder, for the amount per share purchased/subscribed, up to a maximum of BRL 100,000.00)  (one hundred thousand Brazilian Reais) per employee or retiree, duly adjusted for the positive variation of the Special Settlement and Custody System (SELIC) Index, published by the Central Bank of Brazil, with an additional remuneration of 10% (ten percent) per year, provided that such employees and retirees declare their willingness to sell these shares. This right is an exclusive prerogative of the original purchaser(s) originating from the shares offered to CERON’s employees and retirees, and those which subscribe shares in the capital increase to be performed by the winning bidder(s), under the terms of Item III above, provided for in the Employees' Offering Manual and under the CPPI Resolution, and is not extended to subsequent purchasers.

      IX.   The payment of CERON's shares offered in an auction shall be made in cash, in Brazilian currency, at the time of the auction settlement and signing of the relevant documents;

        X.   The financial settlement of the sale of the shares issued by CERON and the transfer of ownership of Ceron's shares to the winning bidder shall be conditioned on the approval of ANEEL and CADE;

      XI.   Data room opening before publication of the notice.

    XII.   The amounts described in this section may be subject to variation, subject to confirmation by the Distribution Company, through its shareholders and/or management bodies, in compliance with its bylaws, and the general conditions of privatization set forth in CPPI Resolution No. 20/2017.

2.2.3     Boa Vista Energia S.A. (Boa Vista) – Items 7 and 9 of the Call Notice

         I.   Reduction of the debts of BOA VISTA amounting to BRL 342,120,486.20 (Three Hundred Forty-two Million, One Hundred Twenty Thousand, Four Hundred and Eighty-six Brazilian Reais and Twenty Cents), which may be performed by means of the following alternatives, to be chosen by Eletrobras: (Item 7 of the Call Notice)

a.1) total or partial conversion of the debt of BOA VISTA with third party and/or Eletrobras, in capital increase; and/or

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

a.2) assumption by Eletrobras of the total or partial debt of BOA VISTA with third party or with Eletrobras itself;

       II.   In addition to the adjustments provided for in Item I, Eletrobras may, under conditionsof the General  Meeting, assume the rights and obligations of Boa Vista Energia, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution companies at the base date of the studies considering the adjustments up to June 30, 2017, including the rights connected to Item IX of Article 13 of Law 10,438, dated April 26, 2002, with the new wording given by Law 13,299, dated June 21, 2016, and Eletrobras shall, on the other hand, assume the rights and/or obligations in an equivalent amount. In the case of Boa Vista Energia, this value would be BRL 278,360,000.00 (Two Hundred and Seventy-Eight Million, Three Hundred and Sixty Thousand Brazilian Reais), as assets and liabilities, which would be transferred to Eletrobras if approved by 170th EGE summoned hereunder. (Item 9 of the Call Notice);

     III.   Sale to the winner of the bidding procedure of 433,010,605 (Four Hundred and Thirty-Three Million, Ten Thousand, Six Hundred and Five) common shares of BOA VISTA, equivalent to 90% (ninety percent) of the total capital of BOA VISTA, with no preferred shares issued in this Company;

      IV.   Capital increase of BOA VISTA by means of subscription of new shares, by the winner of the bidding procedure, amounting to BRL 175,999,185.71 (One Hundred and Seventy-Five Million, Nine Hundred and Ninety-Nine Thousand, One Hundred and Eighty-Five Brazilian Reais and Seventy-One cents), after Eletrobras has sold, to the winning bidder, the shareholding referred to in Item II above. In this moment, a deadline shall be created, which shall not be less than 30 (thirty) days, in order for Eletrobras, as minority shareholder, to exercise its preemptive right to subscribe for new shares, proportionally to the number of shares that it holds in BOA VISTA, abiding by the provisions in Item V, letter b, below;

        V.   The price of each BOA VISTA share held by Eletrobras shall be approximately BRL 0.00010392 for the purpose of sale in a privatization auction to be conducted by Brasil, Bolsa, Balcão - B3 S.A..

a.           After the sale referred to in Item III above, with the respective capital increase by the winning bidder, all shares of BOA VISTA held by Eletrobras shall be offered to the former’s employees and retirees, except for 1 (one) common share, which equals 48,112,336 (Forty-Eight Million, One Hundred and Twelve Thousand, Three Hundred and Thirty-Six)  common shares issued by BOA VISTA, amounting to 10% (ten percent) of the shares representing the capital stock and voting capital of BOA VISTA held by Eletrobras, which shall be sold in lots of BRL 0.01 (One Cent)each, already including the reduction of 10.07047813% connected to the price, as referred to in the head provision of this Item V;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

b.           For those employees and retirees that exercise the option to purchase shares under the scope of the Stock Option to the Employees and Retirees, Eletrobras shall assign its preemptive right for subscription to increase the capital, to be performed by the winning bidder, under the terms of Item IV above, allowing that these employees and retirees may follow the winning bidder in this capital increase. (Item 17 of the Call Notice)

      VI.   If there areshares left within the scope of the first Stock Option to the Employees and Retirees, a second offer shall be performed, given that the tiebreaker criteria shall be defined in the Notice of Auction. The remainder of the second offer to employees and retirees of BOA VISTA shall be acquired by the winner(s) of the bidding procedure, at a price equivalent to the offer value to BOA VISTA’s employees and retirees, within a maximum period of 60 (sixty) days, counted from the date of the financial settlement of the last offering to employees and retirees of the company, and, however, the seller(s) of the bidding procedure shall have to compensate the said reduction, so that Eletrobras ultimately receives the amount established in Item VII below;

    VII.   The sale value of the 481,122,942 (Four Hundred and Eighty-One Million, One Hundred and Twenty-Two Thousand, Nine Hundred and Forty-Two Brazilian Reais) common shares of BOA VISTA, equivalent to 100% (one hundred percent) of the shares of BOA VISTA held by Eletrobras, except for one common share, shall be BRL 50,000.00 (Fifty Thousand Brazilian Reais), including the value referring to the offer to employees and retirees;

  VIII.   The privatization announcement shall provide for the obligation of the winner(s) of the bidding procedure to repurchase, after 3 (three) years from the settlement date of the privatization auction, part or all of the shares purchased/subscribed by employees and/or retirees within the scope of the offer to BOA VISTA’s employees and retirees, or under the scope of the minimum capital increase performed by the winning bidder, for the amount per share purchased/subscribed, up to a maximum of BRL 100,000.00  (one hundred thousand Brazilian Reais) per employee or retiree, duly adjusted for the positive variation of the Special Settlement and Custody System (SELIC) Index, published by the Central Bank of Brazil, with an additional remuneration of 10% (ten percent) per annum, provided that such employees and retirees declare their willingness to sell these shares. This right is an exclusive prerogative of the original purchaser(s) of the shares offered to BOA VISTA employees and retirees, and those employees and retirees that subscribe shares in the capital increase to be performed by the winning bidder(s), under the terms of Item III above, provided for in the Employees' Offering Manual and under the CPPI Resolution, and is not extended to subsequent purchasers;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

      IX.   The payment of BOA VISTA's shares offered in an auction shall be made in cash, in Brazilian currency, at the time of the auction settlement and signing of the relevant documents;

        X.   The financial settlement of the sale of the shares issued by BOA VISTA and the transfer of ownership of CEAL's shares to the winning bidder shall be conditioned on the approval of ANEEL and CADE;

      XI.   Data room opening before publication of the notice.

    XII.   The amounts described in this section may be subject to variation, subject to confirmation by the Distribution Company, through its shareholders and/or management bodies, in compliance with its bylaws, and the general conditions of privatization set forth in CPPI Resolution No. 20/2017.

2.2.4     Amazonas Distribuidora de Energia S.A. (Amazonas Energia) – Items 7 and 8 of the Call Notice.

     I.        The conclusion of  Amazonas Energia’s unbundling process  shall be completed until March 2, 2018, according to CPPI Resolution No. 20/2017 and, in accordance with item 10 of the Call Notice of the  170th EGM – Extraordinary general Meeting, it is proposed to shareholders that the transfer of the entire shares of Amazonas Geração e Transmissão S.A to Eletrobras or third party, with the purpose of payment of debt, is a prerequisite for the privatization of Amazonas Energia, without any additional obligation for Eletrobras other than those established in the already mentioned CPPI Resolution No. 20/2017;

   II.        Reduction of the debts of Amazonas Energia amounting to BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty-six Thousand, Five Hundred and Fifty-eight Brazilian Reais and Ninety-four Cents), which may be performed through the following alternatives, to be chosen by Eletrobras (Item 10 of the Call Notice):

a.1) total or partial conversion of the debt of Amazonas Energia with third party and/or Eletrobras, in capital increase;

a.2) assumption by Eletrobras of the total or partial debt of Amazonas Energia with third party or with Eletrobras itself;

a.3) In accordance with CPPI 20/2017 Resolution, Amazonas Distribuidora may deduct debts with Eletrobras, by transferring all shares issued by Amazonas Geração e Transmissão SA - Amazonas GT to Eletrobras and/or third party and the value of which shall be deducted from the amount of adjustment indicated in this Item II.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

 III.        In addition to the adjustments provided for in Item and in accordance with the General Meeting Eletrobras may under conditions of the General Meeting, assume the rights and obligations of Amazonas Energia, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies at the base date of the studies considering the adjustments up to June 30, 2017, including the rights connected to Item IX of Article 13 of Law 10,438, dated April 26, 2002, with the new wording given by Law 13,299, dated June 21, 2016, and Eletrobras shall, on the other hand, undertake the rights and/or obligations in an equivalent amount. In the case of Amazonas Energia, this value would be BRL 4,055,549 thousand (Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand Brazilian Reais), as assets and liabilities, which would be transferred to Eletrobras if approved by 170th EGM called hereunder. (Item 12 of the Call Notice);

 IV.        Sale to the winning bidder of 16,569,012,655 (Sixteen Billion, Five Hundred and Sixty-Nine Million, Twelve Thousand, Six Hundred and Fifty-Five) common shares of Amazonas Energia held by Eletrobras, equivalent to 90% (ninety percent) of the total and voting capital of Amazonas Energia, with no preference shares issued in this Company;

   V.        Capital increase of Amazonas Energia through the subscription of new shares, by the winner of the bidding procedure, amounting to BRL 491,370,787.84 (Four Hundred and Ninety-One Million, Three Hundred and Thirty-Seven Thousand, Seven Hundred and Eighty-Seven Brazilian Reais and Eighty-Four cents) after Eletrobras has sold, to the winner of the bidding procedure, the shareholding referred to in Item IV above. Then, a deadline shall be created, which shall not be in less than 30 (thirty) days, in order for Eletrobras, as minority shareholder, to exercise its preemptive right to subscribe for new shares, proportionally to the number of shares that it holds in Amazonas Energia, according to the provisions in Item VI, letter b, hereunder;

      VI.   The price of each Amazonas Energia share held by Eletrobras shall be approximately BRL 0.00000272 for the purpose of disposal in a privatization auction to be conducted by Brasil, Bolsa, Balcão - B3 S.A..

a.               After the diposal referred to in Item IV mentioned above, with the respective capital increase by the winning bidder, all shares of Amazonas Energia held by Eletrobras shall be offered to the former’s employees and retirees, except for 1 (one) common share, which equals 1,841,003,076  (One Billion, Eight Hundred and Forty-One Million, Three Thousand, Seventy-Six) common shares issued by Amazonas Energia, amounting to 10% (ten percent) of the shares representing the capital stock and voting capital of BOA VISTA held by Eletrobras, which shall be sold in lots of BRL 0.01 (One Cent)  each, already including the reduction of 10.01947212% connected to the minimum price, as referred to in the head provision of this Item VI;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

b.               For those employees and retirees that exercise the option to purchase shares under the scope of the Stock Option to the Employees and Retirees, Eletrobras shall assign its preemptive right for subscription to increase the capital, to be performed by the winning bidder, under the terms of Item IV above, allowing that these employees and retirees may follow the winning bidder in this capital increase. (Item 17 of the Call Notice)

    VII.   If there are shares left within the scope of the first Stock Option to the Employees and Retirees, a sencond offer shall be performed, given that the tiebreaker criteria shall be defined in the Notice of Auction. The remainder of the second offer to employees and retirees of Amazonas Energia shall be acquired by the winner(s) of the bidding procedure, at a price equivalent to the offer value to Amazonas’ employees and retirees, within a maximum period of 60 (sixty) days, counted from the date of the financial settlement of the last offering to employees and retirees of the company, and, however, the seller(s) of the bidding procedure shall have to compensate the said reduction, so that Eletrobras ultimately receives the amount established in Item VIII below;

  VIII.   The sale value of the 18,410,015,732 (Eighteen Billion, Four Hundred and Ten Million, Fifteen Thousand, Seven Hundred and Thirty-Two) common shares of Amazonas Energia, equivalent to 100% (one hundred percent) of Amazonas Energia shares held by Eletrobras, except for 1 (one) common share, shall be BRL 50,000.00 (Fifty Thousand Brazilian Reais), including the amount referring to the offer to employees and retirees;

      IX.   The privatization announcement shall provide for the obligation of the winner(s) of the bidding procedure to repurchase, after 3 (three) years from the settlement date of the privatization auction, part or all of the shares purchased/subscribed by employees and/or retirees within the scope of the offer to Amazonas Energia’s employees and retirees, or under the scope of the minimum capital increase performed by the winning bidders, for the amount per share purchased/subscribed, up to a maximum of BRL 100,000.00  (one hundred thousand Brazilian Reais) per employee or retiree, duly adjusted for the positive variation of the Special Settlement and Custody System (SELIC) Index, published by the Central Bank of Brazil, with an additional remuneration of 10 (ten percent) per year, considering that such employees and retirees declare their willingness to sell these shares.  This right is an exclusive prerogative of the original purchaser(s) originating from the shares offered to Amazonas Energia employees and retirees, and those which subscribe shares in the capital increase to be performed by the winning bidder(s), under the terms of Item III above, provided for in the Employees' Offering Manual and under the CPPI Resolution, and is not extended to subsequent acquirers.

        X.   The payment of Amazonas Energia's shares offered in an auction shall be made in cash, in Brazilian currency, at the time of the auction settlement and signing of the relevant documents;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

      XI.   The financial settlement of the sale of the shares issued by Amazonas Energia and the transfer of ownership of Amazonas Energia's shares to the winning bidder shall be conditioned on the approval of ANEEL and CADE;

    XII.    Data room opening before publication of the notice.

  XIII.   Item 7 of the Call Notice of the 170th EGE proposes that the approval of the privatization of Amazonas Energia be in accordance, among other conditions, with the recognition by the regulatory agencies, the Granting Authority and/or by the court in an unappeallable decision, of the full reimbursement by the Sectoral Funds CCC - Fossil Fuel Account and/or CDE - Economic Development Account, of the costs connected to the take or pay and ship or pay established in the Gas Supply Contract no. OC-1902/2006 and in its amendments, according to Law 12,119/2009, owing to the potential costs that may be charged to Amazonas GT or Eletrobras, should this issue not be resolved6, although there is no such condition set forth in CPPI Resolution No. 20/2017.

   XIV.   The amounts described in this section may be subject to variation, subject to confirmation by the Distribution Company, through its shareholders and/or management bodies, in compliance with its bylaws, and the general conditions of privatization set forth in CPPI Resolution No. 20/2017.

2.2.5     Companhia Energética do Piauí S.A. (Cepisa) – Item 9 of the Call Notice

     I.        Reduction of the debts of CEPISA at an amount of BRL 50,000.00 (Fifty Thousand Brazilian Reais), which may be performed by means of the following alternatives, as Eletrobras may decide – Item 13 of the Call Notice

a.1) total or partial conversion of the debt of Distribution Company with third party and/or Eletrobras, in capital increase; and/or

a.2) assumption by Eletrobras of the total or partial debt of the Distribution Company with third party or Eletrobras itself.

   II.        Sale to the winner of the bidding procedure of 700,880,763 (Seven Hundred Million, Eight Hundred and Eighty Thousand, Seven Hundred and Sixty Three) shares of CEPISA, equivalent to 89.94% (eighty-nine point ninety-four percent) of the capital of said company, out of which 669,369,950 (Six Hundred and Sixty-Nine Million, Three Hundred and Sixty-Nine Thousand, Nine Hundred and Fifty) are common shares, and 31,510,813 (Thirty-One Million, Five Hundred and Ten Thousand and Eight Hundred and Thirteen) correspond to preferred shares;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

6 As of December 2015, ANEEL’s Generation Regulation Superintendence (SRG) started using a new interpretation, defining that ship-or-pay and take-or-pay would be limited to the installed capacity of thermal power plants, likely to consume the engaged daily amount of natural gas established under Contract OC-1902/2006. Such interpretation was considered in the budget of CDE/CCC for 2016, this impacting the gas contract ever since.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

 III.        Capital increase of CEPISA by means of subscription of new shares, by the winner of the bidding procedure, amounting to BRL 720,915,595.51 (Seven Hundred and Twenty Million, Nine Hundred and Fifteen Thousand, Five Hundred and Ninety-five Brazilian Reais and Fifty-one cents), after Eletrobras has sold to the bidding winner CEPISA’s common shares and preferred shares, equivalent to the shareholding referred to in Item II above. In this sense, a term shall be opened, which shall not be less than 30 (thirty) days, in order for Eletrobras, as minority shareholder, to exercise its preemptive right to subscribe for new shares, proportionally to the number of shares that it holds in CEPISA, abiding by the provisions in Item IV, letter a, below;

      IV.   The price of each CEPISA share held by Eletrobras shall be approximately BRL 0.00006416 for the purpose of sale in a privatization auction to be conducted by Brasil, Bolsa, Balcão - B3 S.A..

a.     After the sale referred to in item II above, all CEPISA shares still held by Eletrobras, except 1 (one) common share, shall be offered to CEPISA employees and retirees, amounting to Seventy-Eight Million, Three Hundred and Seventy-Three Thousand and Four Hundred (78,373,400) shares issued by CEPISA, corresponding to approximately 10.06% (ten point zero six percent) of the shares representing the capital, out of which 74,790,616 (Seventy-Four Million, Seven Hundred and Ninety Thousand, Six Hundred and Sixteen) common shares and 3,582,784 (Three Million, Five Hundred and Eighty-Two Thousand, Seven Hundred and Eighty-Four) preferred shares, which shall be sold in lots of BRL 0.01 (One cent of Brazilian Reais) each, including the discount of approximately 10.94238126% on the price referred to in the caput of this item IV;

b.    For the employees and retirees to exercise the option to purchase shares within the scope of the Stock Option to the Employees and Retirees, Eletrobras shall assign its preemptive right for subscription to increase the capital, performed by the winning bidder, under the terms of Item III above, allows that these employees and retirees may follow the winning bidder in this capital increase; (Item 17 of the Call Notice)

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

        V.   If there is surplus of shares within the scope of the first Stock Option to the Employees and Retirees, a send offer shall be performed, given that the tiebreaker criteria shall be defined in the Notice of Auction. The remainder of the second offer to employees and retirees of CEPISA shall be acquired by the winner(s) of the bidding procedure, at a price equivalent to the offer value to CEPISA’s employees and retirees, within a maximum period of 60 (sixty) days, counted from the date of the financial settlement of the last offering to employees and retirees of the company, and, however, the seller(s) of the bidding procedure shall have to offset the said reduction, so that Eletrobras ultimately receives the amount established in Item VI below;

      VI.   The sale price of 779,254,164 (Seven Hundred and Seventy-Nine Million, Two Hundred and Fifty-Four Thousand, One Hundred and Sixty-Four) common and preferred shares of CEPISA, equivalent to 100% (one hundred percent) by Eletrobras, except 1 (one) common share, shall be BRL 50,000.00 (Fifty Thousand Brazilian Reais), including the amount referring to the offer to employees and retirees;

    VII.   The privatization announcement shall provide for the obligation of the winner(s) of the bidding to repurchase, after 3 (three) years from the settlement date of the privatization auction, part or all of the shares purchased/subscribed by employees and/or retirees within the scope of the offer to CEPISA employees and retirees, or under the scope of the minimum capital increase performed by the winning bidders, for the amount per share purchased/subscribed, up to a maximum of BRL 100,000.00 (one hundred thousand Brazilian Reais) per employee or retiree, duly adjusted for the positive variation of the Special Settlement and Custody System (SELIC) Index, published by the Central Bank of Brazil, with an additional remuneration of 10% (ten percent) per annum, provided that such employees and retirees declare their willingness to sell these shares. This right is an exclusive prerogative of the original purchaser(s) originating from the shares offered to CEPISA’s employees and retirees, and those which subscribe shares in the capital increase to be performed by the winning bidder(s), under the terms of Item III above, provided for in the Employees' Offering Manual and under the CPPI Resolution, and is not extended to subsequent purchasers.

  VIII.   The payment of CEPISA's shares offered in an auction shall be made in cash, in Brazilian currency, at the time of the auction settlement and signing of the relevant documents;

      IX.   The financial settlement of the sale of the shares issued by CEPISA and the transfer of ownership of CEPISA's shares to the winning bidder shall be conditioned on the approval of ANEEL and CADE;

        X.   Opening of a data room before publication of the notice.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

      XI.   The amounts described in this section may be subject to variation, subject to confirmation by the Distribution Company, through its shareholders and/or management bodies, in compliance with its bylaws, and the general conditions of privatization set forth in CPPI Resolution No. 20/2017.

2.2.6     Companhia Energética de Alagoas S.A. (Ceal) – Item 15 of the Call Notice

         I.   Reduction of the debts of CEAL at an amount of BRL 50,000.00 (Fifty Thousand Brazilian Reais), which may be performed by means of the following alternatives, as Eletrobras may decide – Item 15 of the Call Notice

a.1) total or partial conversion of the debt of Distribution Company with third party and/or Eletrobras, in capital increase; and/or

a.2) assumption by Eletrobras of the total or partial debt of the distribution company with third party or Eletrobras itself.

   II.                 Sale to the winner of the bidding of 620,166,336 (Six Hundred and Twenty Million, One Hundred and Sixty-Six Thousand, Three Hundred and Thirty-Six) shares of CE     AL’s capital, equivalent to 89.94% (eighty-nine point ninety-four percent) of the total capital of said Company, out of which 609,842,801 (Six Hundred and Forty-Nine Million, Seven Hundred and Eighty-Seven Thousand, Two Hundred and Sixty-Four) correspond to common shares, and 10,323,535 (Ten Million, Three Hundred and Twenty-Three Thousand, Five Hundred and Thirty-Five) correspond to preferred shares;

 III.        Capital increase of CEAL by means of subscription of new shares, by the winner of the bidding procedure, amounting to BRL 545,770,485.33 (Five Hundred and Forty-Five Million, Seven Hundred and Seventy Thousand, Four Hundred and Eighty-Five Brazilian Reais and Thirty-Three cents), after Eletrobras has sold to the bidding winner CEAL’s common shares and preferred shares, equivalent to the shareholding referred to in Item II above. In this sense, a term shall be opened, which shall not be less than 30 (thirty) days, in order for Eletrobras, as minority shareholder, to exercise its preemptive right to subscribe for new shares, proportionally to the number of shares that it holds in CEAL, abiding by the provisions in Item VI, letter b, below;

 IV.        The price of each CEAL share held by Eletrobras shall be approximately BRL 0.00007251 for the purpose of sale in a privatization auction to be conducted by Brasil, Bolsa, Balcão - B3 S.A..

a.           After the sale referred to in item II above, CEAL’s employees and retirees shall be offered all of CEAL’s shares still held by Eletrobras except 1 (one) common share, equivalent to 69,404,970 (Sixty-Nine Million, Four Hundred and Four Thousand, Nine Hundred and Seventy) shares issued by CEAL, corresponding to approximately 10.06% (ten point zero six percent) of the shares representing the capital, which is equivalent to 68,061,648 (Sixty-Eight Million, Sixty-One Thousand, Six Hundred and Forty-Eight) common shares issued by CEAL and 1,343,322 (One Million Three Hundred and Forty-Four Thousand, One Hundred and Fifty-Six) preferred shares issued by CEAL, to be offered to the employees and retirees, which shall be sold for lots of BRL 0.01 (one cent) each, including the discount of 11.02305716%; connected to the price referred to in the head provision of this item IV;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

b.           For the employees and retirees to exercise the option to purchase shares within the scope of the Stock Option to the Employees and Retirees, Eletrobras shall assign its preemptive right for subscription to increase the capital, performed by the winning bidder, under the terms of Item III above, allows that these employees and retirees may follow the winning bidder in this capital increase; (Item 17 of the Call Notice)

   V.        If there is surplus of shares within the scope of the first Stock Option to the Employees and Retirees, a send offer shall be performed, given that the tiebreaker criteria shall be defined in the Notice of Auction. The remainder of the second offer to employees and retirees of CEAL shall be acquired by the winner(s) of the bidding procedure, at a price equivalent to the offer value to CEAL’s employees and retirees, within a maximum period of sixty (60) days, counted from the date of the financial settlement of the last offering to employees and retirees of the company, and, however, the seller(s) of the bidding procedure shall have to offset the said reduction, so that Eletrobras ultimately receives the amount established in Item VI below;

 VI.        The sale value of the 689,571,307 (Six Hundred and Eighty-Nine Million, Five Hundred and Seventy-One Thousand, Three Hundred and Seven) common and preferred shares, equivalent to 100% (one hundred percent) of CEAL’s shares held by Eletrobras, except 1 (one) common share, shall be BRL 50,000.00 (Fifty Thousand Brazilian Reais), including the amount referring to the offer to employees and retirees;

VII.        The notice of privatization of CEAL is conditioned to the execution and judicial homologation of an agreement regarding the payment of salary differences arising from the Bresser Plan, without prejudice to any updating of the technical assessments of the Distribution Companies, according to CPPI Resolution No. 20/2017. If such agreement fails to be reached, and considering the terms of Items 10 and 13 of the Agenda, Ceal shall be liquidated;

VIII.        The privatization announcement shall provide for the obligation of the winner(s) of the bidding procedure to repurchase, after 3 (three) years from the settlement date of the privatization auction, part or all of the shares purchased/subscribed by employees and/or retirees within the scope of the offer to CEAL’s employees and retirees, or under the scope of the minimum capital increase performed by the winning bidders, for the amount per share purchased/subscribed, up to a maximum of BRL 100,000.00 (one hundred thousand Brazilian Reais) per employee or retiree, duly adjusted for the positive variation of the Special Settlement and Custody System (SELIC) Index, published by the Central Bank of Brazil, with an additional remuneration of ten percent (10%) per annum, provided that such employees and retirees declare their willingness to sell these shares. This right is an exclusive prerogative of the original purchaser(s) originating from the shares offered to CEAL’s employees and retirees, and those which subscribe shares in the capital increase to be performed by the winning bidder(s), under the terms of Item III above, provided for in the Employees' Offering Manual and under the CPPI Resolution, and is not extended to subsequent purchasers;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

      IX.   The payment of CEAL's shares offered in an auction shall be made in cash, in Brazilian currency, at the time of the auction settlement and signing of the relevant documents;

        X.   The financial settlement of the sale of the shares issued by CEAL and the transfer of ownership of CEAL's shares to the winning bidder shall be conditioned on the approval of ANEEL and CADE;

      XI.   Opening of a data room before publication of the notice.

    XII.   The amounts described in this section may be subject to variation, subject to confirmation by the Distribution Company, through its shareholders and/or management bodies, in compliance with its bylaws, and the general conditions of privatization set forth in CPPI Resolution No. 20/2017.

2.2.7     Eletrobras and Distribution Companies shall request consent of the creditors and/or Aneel to assign the debts referred to in Items 2.2.1 to 2.2.6 above to Eletrobras.

2.2.8     The performance of capital increase and/or the assumption of debts by Eletrobras, as referred to in Items 2.2.1 to 2.2.6 above, except for the assumption of the debt needed for the unbundling of the generation and transmission activities of Amazonas Energia, is conditioned to the approval of the transfer of controlling interest by ANEEL and by the Administrative Council for Economic Defense – CADE.

2.3       Description of the Transaction and Corporate Diagram of the Ownership Interests to be Sold

Eletrobras, observing the legislation of the National Privatization Program ("PND"), deposited all of the shares issued by the Distribution Companies owned by it in the National Privatization Fund ("FND"), as per Annex 3.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

The following Diagrams illustrate the current scenario and the scenario after the sale of the Distribution Companies' shares, under the terms of CPPI Resolution No. 20/2017, if the privatization of the Distribution Companies is approved.

2.3.1      Companhia Energética do Piauí (Cepisa)

Pre-Transaction Scenario

Post-Transaction Scenario

After the sale of the shares of Distribution Companies, under the terms of Resolution of the Investment Partnership Program Council - CPPI Resolution No. 20, dated November 8, 2017, Eletrobras shall remain with 1 common share.

2.3.2      Companhia Energética de Alagoas (Ceal)

Pre-Transaction Scenario

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Post-Transaction Scenario

After the sale of the shares of Distribution Companies, under the terms of Resolution of the Investment Partnership Program Council - CPPI Resolution No. 20, dated November 8, 2017, Eletrobras shall remain with 1 common share.

2.3.3      Centrais Elétricas de Rondônia S.A. (Ceron)

Pre-Transaction Scenario

Post-Transaction Scenario

After the sale of the shares of Distribution Companies, under the terms of Resolution of the Investment Partnership Program Council - CPPI Resolution No. 20, dated November 8, 2017, Eletrobras shall remain with 1 common share.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

2.3.4     Boa Vista Energia S.A. (Boa Vista)

Pre-Transaction Scenario

Post-Transaction Scenario

After the sale of the shares of Distribution Companies, under the terms of Resolution of the Investment Partnership Program Council- CPPI Resolution No. 20, dated November 8, 2017, Eletrobras shall remain with 1 common share.

2.3.5     Amazonas Distribuidora de Energia S.A. (Amazonas Energia)

Pre-Transaction Scenario

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Post-Transaction Scenario

After the sale of the shares of Distribution Companies, under the terms of Resolution of the Investment Partnership Program Council - CPPI Resolution No. 20, dated November 8, 2017, Eletrobras shall remain with 1 common share.

2.3.6     Companhia de Eletricidade do Acre (Eletroacre)

Pre-Transaction Scenario

Post-Transaction Scenario

After the sale of the shares of Distribution Companies, under the terms of Resolution of the Investment Partnership Program Council - CPPI Resolution no. 20, dated November 8, 2017, Eletrobras shall remain with 1 common share.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

2.4       Privatization Auction

In the course of the privatization process of the Distribution Companies, if it is approved by the 170th Extraordinary General Meeting, a Public Auction, in the form of a higher Classification Index, according to CPPI Resolution No. 20/2017, shall be used to sell the Distribution Companies’ controlling interest.

The Auction shall be conducted by Brasil, Bolsa, Balcão - B3 S.A.. The winner(s) of the bidding shall be the concerned party(ies) that shall propose the price established in the CPPI Resolution No. 20/2017 and present the offer with the highest Classification Index, according to said Resolution. This form of sale, which is associated with the granting of a new concession for the public service of electricity distribution, simultaneously renews the concession for the Distribution Company itself and transfers the controlling shareholding to the new controlling shareholder.

The specific conditions and procedures for participation in the Auction are defined in the call for sale tenders.

2.5       Costs that shall be incurred by BNDES with the Privatization Process

BNDES, through Decree No. 8,893, of November 1, 2016, was designated as responsible for contracting for the services and providing the technical support necessary for the execution of the privatization of the Distribution Companies. In addition, according to Law No. 9,491/1997, BNDES is the manager of the National Privatization Fund (FND).

2.5.1      Reimbursement of Costs incurred by BNDES for the privatization of the Distribution Companies

Decree No. 2,594, of May 15, 1998, which puts forth regulations relating to Law No. 9,491/1997, establishes that expenses with third-party services incurred by the management body directly or indirectly responsible for executing and monitoring the privatization process shall be reimbursed by the holder of the Share Depositary Receipts ("RDA").

In keeping with the provisions under Decree No. 8,893, dated November 1, 2016, BNDES engaged companies specializing in the provision of the service of structuring of the privatization of the Distribution Companies, as well as the hiring of the service of independent external audit for the process of privatization of the Distribution Companies.

As a result of the sale of the shares and financial settlement at an amount in excess of the costs incurred with the privatization, reimbursement shall occur after settlement, and only the net amount shall be transferred to Eletrobras, net of costs incurred in the selling process of the shares.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

If there is no sale of the shares or if the sale is insufficient for the reimbursement of the costs incurred, the form and the terms of the reimbursement owed to BNDES, for the contracting of the services necessary for the privatization of the Distribution Companies, shall be governed by Contract No. 16.2.0678.1 executed between BNDES and Eletrobras on February 08, 2017.

The estimate of these expenses to be reimbursed to BNDES is up to BRL 34,935,570.42 (Thirty-Four Million, Nine Hundred and Thirty-Five Thousand, Five Hundred and Seventy Brazilian Reais and Forty-Two Cents), as detailed in the following table, but may be changed due to the complexity of the process:

Services	Price Estimate
Structuring the privatization	BRL 19,929,000.00
External audit of the process	BRL 4,592,633.34
Engaging B3 S.A.	BRL 3,321,628.80
Advertising the privatization	BRL 7,092,308.28
Total	BRL 34,935,570.42

BNDES engaged Consortium Mais Energia B to structure the Distribution Companies’ privatization, which includes an economic and financial assessment of the Distribution Companies, identification of critical points with a proposal for addressing them, studies on implementing necessary adjustments for the purposes of recommending a minimum sale price for the Distribuion Companies' shares and/or the minimum grant amount, a proposed privatization model, and other products and services required for structuring the privatization intended, through OCS Contract No. 028/2016 executed on February 14, 2017, and published in the Official Gazette on March 8, 2017, in the amount of BRL 17,700,000.00 (Seventeen million and seven hundred thousand Brazilian Reais).

Consortium Mais Energia B led the proposal for a privatization model for the Distribution Companies, conducted the economic and financial assessment of the Distribution Companies, and provided legal, accounting, technical and operational, and other specialized professional services. These services were provided by the companies that make up the Consortium, namely PricewaterhouseCoopers Corporate Finance & Recovery Ltda. ("PwC Recovery"), PricewaterhouseCoopers Serviços Profissionais Ltda. ("PwC SP" and, together with PwC Recovery simply "PwC"), Siglasul Consultoria Ltda. ("Siglasul"), and Loeser e Portela Advogados ("LPA").

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Accordingly, as established in the services agreement entered into between Consortium Mais Energia B and BNDES, the following services were provided by each of the companies in the consortium:

a) PwC Recovery was responsible for the coordination of the process of privatization of the Distribution Companies, for the economic and financial assessment, accounting due diligence, privatization modeling, and other specialized professional services;

b) PwC SP was responsible for the actuarial, environmental, and human resources evaluation, for the supervision of the technical and operational evaluation performed by Siglasul, and for support in the privatization modeling;

c) LPA was responsible for performing legal due diligence and legal counseling for the privatization process; and

d) Siglasul was responsible for forecasts of revenues, costs, and investments, including rate and tariff and/or regulatory aspects related to Installment B (the portion of the energy tariff relating to manageable costs in concession contracts, according to ANEEL methodology), and Factor X, to support the economic and financial assessment and technical and operational evaluation.

In addition to Consortium Mais Energia B, BNDES also engaged the company Ceres Inteligência Financeira Ltda. - EPP ("Ceres"), for the amount of BRL 2,229,000.00 (Two million, two hundred and twenty-nine thousand Brazilian Reais), by means of OCS Contract No. 027/2016, executed on February 14, 2017, and published in the Official Gazette on March 8, 2017, for it to conduct the second economic and financial assessment of the Distribution Companies.

2.5.2      BNDES’ Remuneration

Pursuant to article 25 of Decree No. 2,594/1998, for carrying out the role of manager, BNDES, Manager of the FND, shall be entitled to remuneration of two tenths one percent (0.2%) of the net value calculated on the sale of the shares, minus expenses incurred with third parties to cover its operating costs.

The remuneration of BNDES, manager of the FND, shall be paid by Eletrobras after the financial settlement of the divested shares.

If no sale occurs, no remuneration shall be paid, but only reimbursement of costs incurred, as mentioned above, as well as the amount of BRL 318,000.00 (Thirteen Hundred and Eighteen Thousand Brazilian Reais), updated by IPCA as of the date of execution of Contract no. 16.2.0678.1 executed between BNDES and Eletrobras on February 8, 2017, concerning each distribution company not sold.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

2.6       Conditions for Completing the Privatization Transaction

The following steps are necessary for completing the sale of the Distribution Companies’ shares and the granting of a new concession for the public service of electricity distribution:

(i)          approval of the transaction7 by Eletrobras’ General Meeting, pursuant to Article 17, I of Eletrobras' Bylaws, and on the conditions authorized by the respective CPPI Resolution No. 20/2017;

(ii)         approval by each Distribution Company’s General Meeting of the sale of the shares of the Distribution Companies held by Eletrobras;

(iii)       approval by the Distribution Company's management bodies for capital increases in the Distribution Companies, and such approvals shall be conditional on the existence of one or more winners in the Distribution Companies' privatization auctions, in accordance with CPPI Resolution No. 20/2017, except for Amazonas Energia with respect to the unbundling process;

(iv)       submission to the Brazilian Federal Accounting Court (hereinafter "TCU") of the documents provided for in TCU Normative Instruction No. 27/1998, and approval of the transaction by TCU;

(v)        publication of an Auction Notice8, pursuant to article 11 of Law No. 9,491/1997, article 28, paragraph 4 of Decree No. 2,594/1998, and Law 8,666/1993;

(vi)       execution of the Auction9, pursuant to CPPI Resolution No. 20/2017 and in accordance with what is approved by Eletrobras General Meeting and the TCU; ratification of the result of the Auction; and approval of the object of the Auction; and adjudication of the object, under the terms of Law No. 8666/1993;

(vii)      receipt of the governmental and regulatory authorizations necessary for the acquisition by the winning bidder of the controlling interest in the Distribution Companies, namely: (i) from the Administrative Council for Economic Defense (hereinafter referred to as "CADE"), pursuant to Law No. 12,299/2011; and (ii) ANEEL, pursuant to Law No. 8,987/1995 and ANEEL Normative Resolution No. 484/2012;

(viii)    obtaining approval from ANEEL if approved the assumption of the rights of the Distribution Companies regarding the Fuel Consumption Account (CCC) and the Energy Development Account (CDE), recognized in their Financial Statements at the base date of the studies considering the adjustments up to 30 of June 2017, which deal with items 3, 6, 9 and 12 of the agenda, pursuant to ANEEL’s Normative Resolution No. 699/2016;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

7 Privatization of the Distribution Companies

8 Privatization Auction Public Notice

9 Privatization Auction, in accordance with Laws No. 9,491, of 1997, and No. 8,666, of 1993.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

(ix)       implementation by Eletrobras of the capital increase in the Distribution Companies, and/or the assumption of their debts, in order to reach the equity value of BRL 50,000.00 (Fifty Thousand Brazilian Reais);

(x)        execution of the Share Purchase and Sell Agreement of each of the Distribution Companies, payment of the price by the winning bidder, in accordance with the terms and conditions set forth in the respective Share Purchase and Sell Agreement, and transfer of the shares in the respective books of the Distribution Companies;

(xi)       execution of the Shareholders Agreement between Eletrobras and the winner(s) of the bidding procedure, to regulate the provisions under Article 17 of CPPI Resolution No. 20/2017, if Eletrobras exercises its option to increase the capital stock of the distribution companies by up to 30% (thirty percent);

(xii)      implementation by the winning bidder of the capital increase in the Distribution Companies, as well as opening of the time limit of the right of first refusal so that the minority shareholders may accompany said capital increase;

(xiii)    implementation of the offering of shares to the employees and retirees of the Distribution Companies, pursuant to Law No. 9,491/1997 and CPPI Resolution No. 20/2017, and, at the time of the sale of the shares in the Distribution Companies by Eletrobras to the employees and retirees who exercised said offer, the right of first refusal shall also be granted in order that these shareholders may accompany the capital increase in the Distribution Companies by the winning bidder;

(xiv)    Submission to ANEEL of the documents provided for in article 27 of Law No. 8,987/1995 and ANEEL Normative Resolution 484/2012 and execution of the new Concession Agreement

2.7        Government Approvals Required

In addition to the regulatory conditions imposed on the aforementioned transaction, we emphasize that the transaction depends on the approval of the Brazilian Federal Accounting Court. In accordance with Normative Instruction No. 27, of December 2, 1998, the TCU shall oversee the process, and BNDES shall send documentation to this agency10 for the purpose of completing the process. In addition, it is necessary to comply with Decree No. 9,035/2017.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

10 Documents to be sent to the TCU:

a)   reports on the economic and financial evaluation services and on the planning and execution of the privatization process;

b)   report by the third assessor referred to in paragraph 2 of article 31 of Decree number 2594/98, if any;

c)   a report containing the date, value, conditions, and form of implementation of the securities and means of payments used, starting from the legal authorization of the privatization, for the financial reorganization of the company or institution;

d)   a report containing the date, value, conditions, form of implementation, securities and means of payments used, from the legal authorization of the privatization, for investments or financial stake of any nature placed in the company by agencies or entities of the federal government or controlled by it, direct or indirectly;

e)   a report containing the date, value, conditions, and form of implementation of waiver of rights, from the legal authorization for the privatization of the company, against a private entity or individual, whose amount exceeds one percent (1%) of net equity;

f)    proposal and act of fixing the selling price, together with the respective justifications;

g)   copy of minutes of the meeting of shareholders that approved the sale price

h)   privatization notice.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

2.8       Offering of Shares to Employees and Retirees

The employees and retirees of the respective Distribution Companie shall be offered the right to purchase the total shares held by Eletrobras, except 1 (one) common share, after the purchase of the controlling interest of the Distribution Company by the new controlling shareholder. The shares held by Eletrobras offered to employees and retirees shall be at least 10% (ten percent) of the number of shares held by Eletrobras prior to the sale for the winning bidder.

For the purposes of offering to employees and retirees of each Distribution Company, the shares shall be offered with a discount of approximately 10% (ten percent) of the minimum price per share that will be offered to the winning bidder(s), which shall be offset by the new controlling shareholder. in order to guarantee for Eletrobras the amounts of BRL 50,000.00 (Fifty Thousand Brazilian Reais) per Distribution Company, as established in CPPI Resolution No. 20/2017.

The total number of shares to be offered to employees and retirees shall be split equally for all those considered qualified.

The remainder of the offer should be purchased by the winner(s) of the bidding procedure, at a price equivalent to the offer value to the employees and retirees of the Distribution Companies.

2.9       Non-application of article 253, I, of Law 6,404/1976

According to CVM Official Letter No. 53/2017/SEP/CVM/SEP/GEA-3 (Annex 5), Article 253, I, of Law No. 6,404/76 is not applicable to the privatization of Distribution Companies since they were not converted into wholly-owned subsidiaries by means of a merger of shares, which, according to the most recent decisions of the CVM Board, would dispense with the requirement to grant the right of first refusal to Eletrobras' shareholders as set forth in article 253 of Law No. 6,404/76.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

2.10    Future capital increases by Eletrobras of the Distribution Companies (Item 18 of the Call Notice)

According to the CPPI Resolution No. 20/2017, Eletrobras shall be entitled the option to increase its interest in the capital stock of Distribution Companies at up to thirty percent (30%), according to provision to be established in the call notice.

The term for exercising the option shall be up to 06 (six) months, as of the date of execution of the purchase agreement between Eletrobras and the winning bidder.

The payment of the shareholding may be made upon conversion of the debt claims that Eletrobras still holds against the distribution companies in capital.

This way, Item 18 of the Agenda, proposes that the General Meeting delegates powers to the Board of Directors of Eletrobras to decide on future capital increases of the Distribution Companies, which had their privatization are approved, by means of the conversion of debts of said Distribution Companies, provided that the shareholding of Eletrobras in said Distribution Companies is 30% (thirty percent) of the capital, according to the CPPI Resolution No. 20/2017.

Items 2, 5, 8, 11, 14, 16 e 19 of the Call Notice of the 170th AGE: Dissolution and Liquidation of the Distribution Companies

2.11    Scenario of Liquidation and Dissolution of the Distribution Companies (items 2, 5, 8, 11, 14, 16 and 19 of the Agenda)

In light of article 5 of Decree 9,192/2017, ANEEL will be able to bid for the distribution of electric power without the transfer of the shareholding control of the legal entity providing electric power public service, now provided by Eletrobras Distribution Companies. This is a case of pure granting of concession.

The granting of the distribution concessions will occur, among other hypotheses, if Eletrobras, as the controlling shareholder, does not approve, until February 8, 2018, the modeling of the privatization of the Distribution Companies defined by Resolution CPPI 20/2017.

In this context, since all the Distribution Companies were created with the primary purpose of providing public electric energy distribution service through concession, there will be a complete emptying of the corporate purpose of these companies, a scenario that had already begun with the disapproval, by Eletrobras, of the renewal of the Distribution Companies' concessions, and subsequent designation of these entities as temporary providers of electricity distribution services.

With the aforementioned unenforceability of the Distribution Companies' corporate purpose, the alienation of its shareholding control will be devoid of any legal sense or economic connotation, with which, inexorably, Eletrobras will only have to promote the dissolution of such companies, based on the deliberation that has already been taken at the 165th Extraordinary General Meeting, held on July 22, 2016, including with a favorable vote of the Federal Government.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

For this reason, if the 170th Extraordinary General Meeting approves the rejection of the privatization model of the Distribution Companies provided for in Resolution CPPI 20/2017, Items 2, 5, 8, 11, 14 and 16 of the agenda place Eletrobras shareholders the decision to approve the dissolution and liquidation of said companies.

The Distribution Companies’ liquidation form, as federal mixed capital corporations, however, is complex and controversial, and there are doubts as to the applicable legislation and the way in which it would occur, since these entities can not, by express legal subject to the bankruptcy and recovery regime applicable to other private companies, according to art. 2, I, of Law 11,101/2005.

In this context, the notorious Brazilian legal experts - Arnoldo Wald, Gustavo Binenbojm and Nelson Eizirik were hired, whose opinions point to the impact of Law No. 8,029/1990 on the hipoteses of dissolution and liquidation of the Distribution Companies,  even though a formal manifestation of the CPPI is ruled out ordering the dissolution of the Distribution Companies according to the rite of the said Law 8,029/1990, which will be a logical consequence of the loss of social objects of these societies (Annexes 8.a, 8.b, 8.c and 8.d).

The Article 23, caput and paragraph 1, of Law 8,029/1990, provides that the Feeederal Government shall succeed the entity, which may be extinguished or dissolved, in its rights and obligations arising from a legal norm, administrative act or contract.

In the rite of Law 8,029/1990, therefore, the Federal Government would be the universal successor to the rights and obligations of Eletrobras Distribution Companies. In this sense, all liens on liquidation shall be borne by the Federal Government, and Eletrobras, as controller of the Distribution Companies, shall not be liable for any responsability for an eventual remaining liabilities of the liquidation.

The universal succession of the Federal Government, according to these jurists, includes the debts of the Distribution Companies that have been guaranteed by Eletrobras, which is reinforced by the logic of the Fiscal Responsibility Law - Complementary Law 101/2000, whose art. 40, § 6 and 7, I, prohibit Eletrobras from providing guarantees, except when in favor of its controlled companies or subsidiaries.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

However, this position is not shared by the Union's lawyers, who, in Note No. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU and in legal opinion PGFN/CAS/No. 2052/2017, in the annex, expressed by the inapplicability of Law No. 8,029/1990 to the case (Annexes 9 and 10).

Likewise, the Technical Note of Loeser e Portela Advogados, a member of the Mais Energia B Consortium, responsible for the execution of legal due diligence and legal counsel for the privatization process (Annex 8.g).

In view of the controversy that arose, Eletrobras’ Board of Directors determined the hiring of the eminent lawyers João Laudo de Camargo and Francisco da Costa e Silva, who corroborated the understanding of the lawyers of the Union in the sense of inapplicability of Law No. 8,029/1990 to the hypothesis, according to Executive Summary attached (Annex 8.f).

In addition, Interministerial Official Letter No. 906/MME/MF/MP (Annex 19) was issued, in which the Union expresses its opinion on the inapplicability of Law No. 8,029/1990 and its consequent inclination regarding the judicialization of ownership in the succession of the distribution companies’ debts and obligations.

In this sense, the decision made for the shareholders of Eletrobras at the 170th Extraordinary General Meeting rests on the choice between such liquidation scenario, in which there is controversy over who will bear the costs and burden, and the privatization scenario provided by Resolution CPPI 20/2017, in which Eletrobras, in order to make possible the sale of the control at R$ 50 thousand per Distribution Company, is obliged to make contributions of R$ 11.2 billion, through assumption and capitalization of debts, which can reach of R$ 19.7 billion if the company assumes debt in an amount equivalent to the Distribution Companies' credits to the Sectoral Funds CCC and CDE, still illiquid under the regulatory point of view.

Regarding this, it should be noted that, at request of the Chairman of the Board of Directors, an opinion was signed by the renowned legal expert Anderson Schreiber (Annex 8.e), who understood the commutativity of the assumption and capitalization operations proposed in Resolution CPPI 20/2017, which would be presented as more advantageous to the scenario of internalisation of liquidation costs (in the event that Law No. 8,029/1990 was considered inapplicable to the hypothesis), according to BNDES modeling and Technical Information DFP/DFC/DDEF nº 002/2017, it being pointed out, however, , which said opinion did not evaluate the possible application of Law No. 8,029/1990 due to the occurrence of any of the hypotheses of pure granting contemplated in art. 5 of Decree No. 9,192/2017 (Annex 1).

In addition, Item 19 of the agenda also provides Eletrobras' shareholders with the decision to approve the dissolution and liquidation of these companies, even though it approved the transfer of control of the distribution companies according to Items 1, 4, 7, 10, 13 and 15 of the order of the day, if the conditions set forth in items 10 and 15 do not occur or the period stipulated in the 169th Extraordinary General Meeting for the signature of the transfer agreement of the shareholding control held by Eletrobras in the distribution companies.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Such resolution is relevant so that the shareholders already decide how the Company should proceed in the event of a scenario of non-compliance with the conditions or deadlines established for the conclusion of the transfer of control of the distribution companies, without the need to convene a new General Meeting.

2.12    Analysis of Benefits, Costs and Risks of Privatization x Liquidation

The main benefits, costs and risks involved in matters subject to the 170th AGE are referred to in this Management Proposal and its annexes, but are not exhaustive. Below there is a brief summary:

2.12.1   If the Privatization of the Distribution Companies is approved under the terms of RES CPPI No. 20/2017

Benefits

•              The sale of the Distribution Companies' shares shall result in the adoption by the Distribution Companies of a legal regime similar to that of other non-State agents operating in the sector, thereby allowing for significant operational adjustments; and

•              The restructuring of the Distribution Companies, with the joining of a private shareholder for the company’s control, shall allow that Eletrobras focuses its investments and efforts on the areas of generation and transmission, which are the main activities of Eletrobras.

Costs

•              Eletrobras shall, before the transfer of controlling interest, make adjustments in the Distribution Companies, upon conversion of capital or assumption of the debts of the Distribution Companies with Eletrobras and/or third party, according to the sums shown in Table below;

                                  Investments made in Distribution Companies by Eletrobras

Distribution Company	Adjustments (BRL)
Amazonas Energia	8,911,866,558.94
Boa Vista Energia	342,120,486.20
Ceal	50,000.00
Cepisa	50,000.00
Ceron	1,872,522,463.42
Eletroacre	113,779,871.99
Total	11,240,389,380.55

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

•              If the 170th AGE approves that Eletrobras assumes the Distribution Companies’ rights and obligations under the responsibility of the Distribution Companies, relating to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies, considering the adjustments up to June 30, 2017, including the rights connected to item IX of article 13 of Law 10.438, dated April 26, 2002, with the new wording given by Law 13.299, dated June 21, 2016, and, in such respect, Eletrobras should undertake, on the other hand, the rights and/or obligations at an equivalent value, the following costs may be occur, in addition to those mentioned above:

CCC: Balance Sheet Record – Jun./2017– BRL Thousand

Distribution Company	Balance Sheet Record
Amazonas Energia	4,055,549.00
Boa Vista Energia	278,360.00
Ceron	3,847,293.00
Eletroacre	296,167.00
Total	8,477,369.00

Source: Intermediary Financial Statements of Distribution Companies as of 06/30/2017.

•              Considering that ANEEL is in the process of inspecting the amounts released by the Fuel Consumption Account (CCC) and the Energy Development Account (CDE) to the Distribution Companies, during the period from 2009 to 2016, within the scope of Administrative Proceedings No. 48500.004972/2016-34 – Amazonas Energia), Ceron (48500.005104/2016-71), Eletroacre (48500.005103/2016) and Boa Vista (Proceedings 48500.000588/2017 and 48500.000587/2017), with unfavorable results already presented to the Company, if this understanding prevails, which is currently registered as a debt claim in the Distribution Companies’ balance sheets, as referred to in the table above, it may become a liability amounting to R$ 4 billion, resulting in a potential loss up to R$ 12.4 billion, according to the following table:

CCC: ANEEL Supervised Amount x Balance Sheet Record – Jun./2017– BRL Thousand

Distribution Company	ANEEL Supervised Amount	Balance Sheet Record
Amazonas Energia	(2,906,095.46)	4,055,549.00
Boa Vista Energia	5,666.71	278,360.00
Ceron	(731,570.40)	3,847,293.00
Eletroacre	(276,550.90)	296,167.00
Total	(3,908,550.05)	8,477,369.00

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

•              Pursuant to article 21-B of Law 12783/2013, the amount obtained from the sale of the shares of the Distribution Companies purchased by Eletrobras should be deposited in the RGR fund, in accordance with Item 1 of Article 3 of Law No. 9,619, of April 2, 1998, up to the amount of funds used by Eletrobras from the RGR Fund for the purchase of the shares of said Distribution Companies (federalization), pursuant to article 3 of Law 9619, dated April 2, 1998, duly adjusted according to Paragraph 5 of Article 4 of Law 5655, dated May 20, 1971;

•              Other costs forecasted in the Technical Information DFP/DFF/DDE No. 001/2017, DFP/DFC/DDEF nº 002/2017 and DFP/DFF/DDE nº 001-B/2017 and CPPI Resolution number 20/ 2017;

•              Reimbursement to BNDES of the costs and remuneration provided for in this Management Proposal.

Risks

•              Frustration of the sale of the shares or failure to hold the Auction due to various factors, especially due to some judicial, political, financial, regulatory, governmental, or administrative impediment, which may lead to the bidding of the distribution concession, without the transfer of the share control, according to art. 5 of Decree No. 9,192/2017;

•              Non-fulfillment of one or more assumptions deemed in the modeling contracted by BNDES, which may render unfeasible to sell the Distribution Companies under the conditions of CPPI Resolution no. 20/2017, which may lead to the bidding of the distribution concession, without the transfer of the share control, according to art. 5 of Decree No. 9,192/2017;

•              Absence of investors / companies interested in purchasing, which may lead to the bidding of the distribution concession, without the transfer of the share control, according to art. 5 of Decree No. 9,192/2017;

•              Little competitiveness in the Auction because of Brazil’s current economic situation and/or conditions for sale of Distribution Companies, which may lead to the bidding of the distribution concession, without the transfer of the share control, according to art. 5 of Decree No. 9,192/2017;

•              Change of the minimum conditions or other restriction for sale by the TCU;

•              Considering that ANEEL is in the process of inspecting the amounts released by the Fuel Consumption Account (CCC) and the Energy Development Account (CDE) to the Distribution Companies, during the period from 2009 to 2016, within the scope of Administrative Proceedings No. 48500.004972/2016-34 – Amazonas Energia), Ceron (48500.005104/2016-71), Eletroacre (48500.005103/2016) and Boa Vista (Proceedings 48500.000588/2017 and 48500.000587/2017), with unfavorable results already presented to the Company, if this understanding prevails, which is currently registered as a debt claim in the Distribution Companies’ balance sheets, as referred to in the table above, it may become a liability amounting to R$ 4 billion, resulting in a potential loss up to R$ 12.4 billion, according to the following table:

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

CCC: ANEEL Supervised Amount x Balance Sheet Record – Jun./2017– BRL Thousand

Distribution Company	ANEEL Supervised Amount	Balance Sheet Record
Amazonas Energia	(2,906,095.46)	4,055,549.00
Boa Vista Energia	5,666.71	278,360.00
Ceron	(731,570.40)	3,847,293.00
Eletroacre	(276,550.90)	296,167.00
Total	(3,908,550.05)	8,477,369.00

•              Possibility that Boa Vista and Amazonas Energia do not receive the CDE debt claim set forth in article 13, IX, of Law 10438/2002, as amended by Law 13299/2016, which establishes that utility companies providing services to the isolated system should be reimbursed for costs in purchasing fuel, incurred until April 30, 2016, "proven, but not reimbursed due to economic and energy efficiency requirements" referred to in Law 10438/2002, including adjustments for inflation, and given that receipt of said debt claim was considered in the studies by Eletrobras;

•              In the case of Amazonas Energia, the non-completion of the unbundling process until March 2, 2017;

•              In the case of Amazonas Energia, the potential burdensome nature of OC gas contract number No. 1902/2006, of which Eletrobras is a guarantor, if Aneel maintains its position that said Distribution Company is not entitled to full reimbursement for the volume of gas contracted, regardless of installed capacity and consumption, and said Distribution Company or Eletrobras is not able to revert such position by judicial means, and in the studies the burdensome nature of this agreement was not considered;

•              Eletrobras may find it difficult to arrange all financial resources necessary to allow the adjustments and obligations established in the modeling contracted by BNDES, and in CPPI Resolution no. 20/2017, according to Technical Information DFP/DFF/DDE No. 001/2017, DFP/DFC/DDEF nº 002/2017 and DFP/DFF/DDE nº 001-B/2017;

•              The failure of arranging consent of the creditors for the assumption of the Distribution Companies’ debts by Eletrobras;

•              In the case of privatization of Ceal, if an agreement connected to the payment of salary differences connected to Bresser Plan is not executed and approved before court, given that the CPPI Resolution No. 20/2017 defined that the privatization of Ceal is conditioned to the execution and judicial homologation of an agreement regarding the payment of salary differences arising from the Bresser Plan, and, in turn, Decree 9,192/2017, in its Article 5, establishes that a bidding process for grant of distribution shall happen, without the transfer of controlling interest, if the bidding process fails to achieve its original purpose;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

•              The Brazilian Electric Power Agency – ANEEL or the Granting Power may not ensure the appropriate remuneration for the provision of said services; and

•              Other risks forecasted in the Technical Information DFP/DFF/DDE No. 001/2017, DFP/DFC/DDEF nº 002/2017 and DFP/DFF/DDE nº 001-B/2017.

2.12.2  In the case of Approval of Liquidation and Dissolution of the Distribution Companies

Benefits

•              It shall allow that Eletrobras focuses its investments and efforts on the areas of generation and transmission, which are the main activities of Eletrobras;

•              Eletrobras shall not need to assume the debts of the Distribution Companies established in CPPI Resolution No. 20/2017;

•              Eletrobras may not need to disburse more funds into the Distribution Companies, as well as guarantees will lose their effectiveness if Law No. 8,029/1990 is deemed applicable to the case;

•              Potential improvement of Eletrobras Ebitda and elimination of the need for reimbursement of funds by Eletrobras to finance cash deficit and investments of the Distribution Companies, contributing to the achievement of the strategy of reduction of the consolidated net debt/ebitda indicator of the Company; and

•              Potential reversal of part or all uncovered liabilities of the Distribution Companies registered in the Financial Statements of Eletrobras.

Costs

•              Potential need for the return of funds, by Eletrobras, received by the Distribution Companies Amazonas Energia, Ceron, Eletroacre and Boa Vista, to the CDE/CCC Fund, as manager of said Funds at the time, if ANEEL's current position of undue receipt is maintained under the scope of the Administrative Proceedings of ANEEL, Amazonas Energia (48500.004972/2016-34), Ceron (48500.005104/2016-71), Eletroacre (48500.005103/2016) and Boa Vista (48500.000588/2017 and 48500.000587/2017), according to the table below:

CCC: ANEEL Supervised Amount x Balance Sheet Record – Jun./2017– BRL Thousand

Distribution Company	ANEEL Supervised Amount
Amazonas Energia	(2,906,095.46)
Boa Vista Energia	5,666.71
Ceron	(731,570.40)
Eletroacre	(276,550.90)
Total	(3,908,550.05)

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

•              Reimbursement to BNDES of the costs provided for in this Management Proposal.

•              Other costs referred to in the Technical Information of the Technical Information DFP/DFF/DDE No. 001/2017, DFP/DFC/DDEF nº 002/2017 and DFP/DFF/DDE nº 001-B/2017.

Risks

•              Submission to judicial instances of the liquidation and dissolution process of the Distribution Companies;

•              Imposition to Eletrobras of debts of the Distribution Companies guaranteed by Eletrobras;

•              The non-completion of the unbundling process of Amazonas Energia and the assets of Amazonas Geração e Transmissão de Energia S.A may be used for the payment of Distribution Company’s debts;

•         The States whose contracts for the purchase and sale of shares of Distribution Companies entered into with Eletrobras at the time of their federalization contained a provision for payment of a percentage of the difference between the amount paid in the acquisition of the shares and that received in the privatization of such Distribution Companies, as the case may be (called "upside"), may challenge the non-payment of upside, a matter that may be taken to court;

•         Decision-making on the liquidation and dissolution process of the Distribution Companies with the Union by the Judiciary, according to Interministerial Official Letter No. 906/MME/MF/MP (Annex 19). In accordance with the studies of BNDES show the Distribution Companies’ liquidation scenario, considering Eletrobras as liquidator, and not the Federal Government, may generate the following costs:

Table 1. Liquidation

Distribution Company	Liquidation Cost (BRL)
Amazonas Energia	12,060,245,607.63
Boa Vista Energia	465,696,747.78
Ceal	569,913,103.09
Cepisa	740,112,396.38
Ceron	2,398,260,429.38
Eletroacre	402,348,970.72
Total	16,636,577,254.98

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Eletrobras aimed at having a view of the possible impacts in case of non-application of Law No. 8,029/1990, also carried out its calculation of the cost of liquidation of Distribution Companies through Technical Information DFP/DFC/DDEF nº 002/2017 (Annex 11.c), raising the following costs:

AmE D	Ceron	Eletroacre	Boa Vista	CEAL	CEPISA	TOTAL
Total Assets	10,837,074	5,700,135	1,060,054	695,319	1,907,905	1,884,065	22,084,552
Unearned assets (*)	1,603,439	73,375	30,314	20,177	17,439	43,364	1,788,108
Total Assets for liquidation	9,233,635	5,626,760	1,029,740	675,142	1,890,466	1,840,701	20,296,444
Indemnable	3,369,550	1,222,975	551,906	227,568	1,015,507	1,099,406	7,486,912
Immediate liquidity	318,086	90,106	18,437	6,755	75,674	24,063	533,121
To realize	1,577,310	483,071	175,147	162,459	799,285	717,232	3,914,504
CCC (Fuel consumption account)	3,968,689	3,830,608	284,250	278,360	0	0	8,361,907
Total liabilities	20,940,418	7,299,359	1,467,425	1,405,414	2,603,737	3,154,388	36,870,741
Not due (**)	1,604,852	397,607	107,133	130,601	344,112	516,314	3,100,619
Total Liabilities for liquidation	19,335,566	6,901,752	1,360,292	1,274,813	2,259,625	2,638,074	33,770,122
Immediate liability	60,823	30,406	9,368	20,080	65,176	38,102	223,955
Compensable	2,398,018	240,497	130,744	81,095	148,596	81,292	3,080,242
Eletrobrás System	1,871,850	3,294,107	402,263	696,666	1,599,658	1,843,625	9,708,169
Petrobrás System	12,593,154	2,467,688	443,643	327,572			15,832,057
Others	2,411,721	869,054	374,274	149,400	446,195	675,055	4,925,699
Total Equity	(10,103,344)	(1,599,224)	(407,371)	(710,095)	(695,832)	(1,270,323)	(14,786,189)
Coast of shutdown	260,685	215,165	72,966	126,598	130,425	309,169	1,115,009
Bresser Plan					166,205		166,205
Preliminary liquidation coast	(10,362,616)	(1,490,157)	(403,518)	(726,269)	(665,789)	(1,106,542)	(14,754,892)
Asset adjustments	(209,528)	(85,628)	(47,025)	(22,449)	(222,413)	(197,566)	(784,609)
Financial asset of the current concession	(55,958)	(49,778)	(11,054)	(4,586)	(14,865)	(9,763)	(146,004)
Customers	(153,570)	(35,850)	(35,971)	(17,863)	(207,549)	(187,803)	(638,606)
Liabilities adjustments	(838,640)	(571,429)	(4,424)	(62,340)	(395,958)	(318,998)	(2,191,789)
Possible contigencies (***)	(838,640)	(571,429)	(4,424)	(62,340)	(395,958)	(318,998)	(2,191,789)
Liquidation Cost after adjustments	(11,410,784)	(2,147,214)	(454,967)	(811,058)	(1,284,160)	(1,623,106)	(17,731,290)

(*) Intangible, Tributes e Social Contribution

(**) Onerous concession, RGR designation period

(***) Net of Andeco

Liquidation Coast ascertained by the BNDES	(12,060,246)	(2,398,260)	(402,349)	(465,697)	(569,913)	(740,112)	(16,636,577)

2.13    Opinion of Eletrobras Legal Superintendence

In addition to the information indicated above and in the other exhibits to this Management Proposal, the Company makes available in the form of Annexes 8.a, 8.b, 8.c, 8.d, 8.e, 8.f e 8.g to this Management Proposal the full report, and its complement, issued by its Legal Department and by the legal experts Arnoldo Wald; Gustavo Binenbojm; Nelson Eizirik; Anderson Schreiber; Bocater, Camargo, Costa e Silva, Rodrigues Advogados and the Loeser e Portela lawyers, member of the Consortium Mais Energia B, regarding compliance with applicable legislation and other rules applicable to the privatization and/or liquidation of Companhia de Eletricidade do Acre – Eletroacre, of Centrais Elétricas de Rondônia S.A. - Ceron, of Amazonas Distribuidora de Energia S.A., of Boa Vista Energia S.A., of Companhia Energética de Alagoas - Ceal, and of Companhia Energética do Piauí - Cepisa, as well as other matters object of the agenda of the 170th AGE.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

3         The Managers’ Conclusion

As explained in chapter 2 above, emphasizing the risks described in this management proposal and the restrictions to be observed, the management, by a majority of votes, considers that, in view of the content of the Inter-ministerial Letter No. 906 MME/MF/MP, in which the Federal Government expresses its opinion about the inapplicability of Law No. 8,029/1990 and the consequent trend to have a discussion in courts about the ownership in the succession of the distribution companies' debts and obligations, as well as the need for managers to evaluate in this scenario the risk imposed on the conduction of our corporate business, on its permanence and relevance to several stakeholders, which impact cannot, at this moment, be weighed and measured in all its complexity and depth due to the moment it comes to the attention of the managers, who have no more diligent alternative than to opt for calling the 170th Extraordinary General Meeting, recommending the sale of shares of the distribution companies in light of the Resolution CPPI 20/2017, pursuant to items 1, 4, 7, 10, 13 and 15 of the call notice, which, faced with the internalisation of the liquidation by the holding company, as indicated by the technical studies added to this management proposal, is the least costly for us, given all the risks, costs and benefits highlighted in this management proposal, with particular emphasis on the imminent risk of us having to pay, at least in the short and medium term (during any judicial proceedings with the Federal Goverment), the relevant cost of any liquidation of the distribution companies, which would not be affordable due to our current economic and financial conditions.

However, managers recommend not to approve items 3, 6, 9 and 12 of the call notice, maintaining the CCC/CDE's credits in the respective distribution companies and the equivalent debts.

Finally, they recommend the approval of item 19 of the call notice, since, if the privatization of one or more distribution companies is not successful, we cannot permanently support said companies, being their liquidation more favourable.

In view of the foregoing, our management recommends that the shareholders carefully read all the documentation made available to them regarding the main aspects of the privatization and/or liquidation and dissolution of our distribution companies, including the annexes to this management proposal, and then approve what they consider to be the best alternative for us.

In view of the foregoing, the Company's Management recommends that the Shareholders carefully read all the documentation made available to them regarding the main aspects of the privatization and/or dissolution of the Distribution Companies of Eletrobras, including the Annexs to this Management Proposal and then approve it as they consider it to be the best alternative for the Company.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

Brasília, December 28, 2017

José Guimarães Monforte

Chairman of the Board of Directors

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 170th Extraordinary General Meeting

LIST OF DOCUMENTS AVAILABLE TO THE SHAREHOLDERS

All documents related to the matter submitted for resolution by the 170th General Meeting of Shareholders are available to shareholders on the Company's website (www.eletrobras.com/ir), as listed below:

1.   Decree No. 9,192/2017

2.   Resolution of the Investment Partnership Program Council

a.Resolution CPPI No. 20/2017;

b.       Resolution CPPI No. 28/2017; e

c.       Resolution CPPI No. 29/2017.

3.      BNDES – Shares Deposit Receipt;

4.      Decree No. 8,893 of November 01, 2016;

5.      Official Letter No. 53/2017/CVM/SEP/GEA3

6.      Article 8 of CVM Instruction No. 481/2009

7.      Annex 21 of CVM CVM Instruction No. 481/09;

8.      External Legal Experts’ Opinion;

a.       Opinion Arnoldo Wald

b.       Opinion Gustavo Binenbojm

c.       Opinion Nelson Eizirik

d.       Opinion Complementar Nelson Eizirik

e.       Opinion Anderson Schreiber

f.       Bocater, Camargo, Costa e Silva, Rodrigues Advogados Executive Summary

g.       Loeser Portela Advogados Technical Note

9.      Note No. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU

10.    Opinon PGFN/CAS/N° 2052 /2017

11.    Joint Technical Information

a.Technical Information DFP/DFF/DDE 001/2017 and appendix;

b.       Technical Information DFP/DFF/DDE 001-B/2017;

c.       Technical Information DFP/DFC/DDEF No. 002/2017

12.    Interministerial Official Letter No. 906/MME/MF/MP

13.    Eletrobras’ Legal Superintendence Opinion

14.    Eletrobras’ Legal Superintendence Complementary Opinion

15.    Voting Ballot

16.    Companhia Energética do Piauí (Cepisa);

a.       Accounting Due Diligence Summary;

b.       Valuation Report;

c.       Technical Operational Report;

d.       Environmental Assessment;

e.Human Resources Assessment;

f.       Legal Auditing Executive Report;

g.       Actuarial Valuation Report; e

h.       Privatization Modeling Proposal.

17.    Companhia Energética de Alagoas (Ceal);

a.       Accounting Due Diligence Summary;

b.       Valuation Report;

c.       Technical Operational Report;

d.       Environmental Assessment;

e.       Human Resources Assessment;

f.       Legal Auditing Executive Report;

g.       Actuarial Valuation Report; e

h.Privatization Modeling Proposal.

18.   Centrais Elétricas de Rondônia S.A. (Ceron);

a.       Accounting Due Diligence Summary;

b.       Valuation Report;

c.       Technical Operational Report;

d.       Environmental Assessment;

e.       Human Resources Assessment;

f.       Legal Auditing Executive Report;

g.       Actuarial Valuation Report; e

h.Privatization Modeling Proposal.

19.      Boa Vista Energia S.A. (Boa Vista);

a.       Accounting Due Diligence Summary;

b.       Valuation Report;

c.       Technical Operational Report;

d.       Environmental Assessment;

e.       Human Resources Assessment;

f.       Legal Auditing Executive Report;

g.       Actuarial Valuation Report; e

h.       Privatization Modeling Proposal.

20.    Amazonas Distribuidora de Energia S.A. (Amazonas Energia);

a.       Accounting Due Diligence Summary;

b.       Valuation Report;

c.       Technical Operational Report;

d.       Environmental Assessment;

e.       Human Resources Assessment;

f.       Legal Auditing Executive Report;

g.       Actuarial Valuation Report; e

h.       Privatization Modeling Proposal.

21.     Companhia de Eletricidade do Acre (Eletroacre);

a.       Accounting Due Diligence Summary;

b.       Valuation Report;

c.       Technical Operational Report;

d.       Environmental Assessment;

e.       Human Resources Assessment;

f.       Legal Auditing Executive Report;

g.       Actuarial Valuation Report; e

h.       Privatization Modeling Proposal.

The Company, through its Investor Relations Department, at the telephone numbers +55 (21) 2514- 6333 or +55 (21) 2514-6331 and ombudsman-ri@eletrobras.com is at your disposal for further clarifications on the 170th General Meeting of Shareholders of Eletrobras.

Learn more about Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments, and requests from commenters regarding the securities market on our Investor Relations website: RI Services> Contact RI > RI Ombudsman

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

ANNEXES

DISCLAIMER: In order to support the shareholders' decision, studies and evaluations were made regarding the legal, economic, financial, accounting and operational situation of Companhia Energética do Piauí ("Cepisa") Distributors; Companhia Energética de Alagoas ("Ceal"); Acre Electricity Company ("Eletroacre"); Centrais Elétricas de Rondônia S.A. ("Ceron"); Boa Vista Energia S.A. ("Boa Vista Energia"); and Amazonas Distribuidora de Energia S.A. ("Amazonas Energia") (Annexes 16 up to 21).

The Portuguese version of these files, which, due to the volume of information, exceed the file upload size limits allowed by the CVM for this Management Proposal.

As a result, as authorized by the CVM, in order to guarantee full and simultaneous access to such information by its shareholders and by the market in general, the Company has made available all valuation reports on the following websites:

Securities Commission – CVM:  www.cvm.gov.br – in this website, in the field “Central de Sistemas”, click on “Informações de Companhias” and click on “Consulta a Informações sobre Companhias” next. After that, click on “Informações periódicas e eventuais (ITR, DFs, Fatos Relevantes, Comunicados ao Mercado, entre outros)” and type “Centrais Elétricas Brasileiras”. Click on “Centrais Elétricas Brasileiras SA”, select “Dados Econômico-Financeiros” and access the link“download” link available for the access of the Distribution Companies Evaluation Report: Companhia Energética do Piauí (“Cepisa”); Companhia Energética de Alagoas (“Ceal”); Companhia de Eletricidade do Acre (“Eletroacre”); Centrais Elétricas de Rondônia S.A. (“Ceron”); Boa Vista Energia S.A. (“Boa Vista Energia”); and Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”).

B3 S.A. – Brasil, Bolsa Balcão: www.b3.com.br – in this website access “Empresas Listadas” and type “Eletrobras”. After that, click on “CENTRAIS ELET BRAS S.A. - ELETROBRAS”, and click in “Informações Relevantes”. After click on “Dados Econômico-Financeiros” and locate the table related to the Evaluation Report of the Distribution Companies Companhia Energética do Piauí (“Cepisa”); Companhia Energética de Alagoas (“Ceal”); Companhia de Eletricidade do Acre (“Eletroacre”); Centrais Elétricas de Rondônia S.A. (“Ceron”); Boa Vista Energia S.A. (“Boa Vista Energia”); and Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”) and click on the link below the table “Dados Econômico-Financeiros” to start the download of the file or click on the link “Apresentação - v1” to take a look at the file without downloading it.

Centrais Elétricas Brasileiras S.A. – Eletrobras: www.eletrobras.com/ir– in this website access “Corporate Governance”, and click on “Shareholders Meetings”. Locate “Administration Proposal EGM”, regarding the year 2018, click on “Administration Proposal 170th” to download the file.

The English version of these files are available on Eletrobras’ website, along with the Portuguese version, as stated above, and available on SEC’s website.

That being, the Company ensures the widest disclosure of the information it deems necessary regarding the items that will make up the Agenda of its 170th Extraordinary General Meeting, in accordance with current regulations.